UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceicao

CEP 04344-902 São Paulo, SP, Brazil

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(1):

Yes . No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation ST Rule 101(b)(7):

Yes . No

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-___________________.

Historical resubmission

Version

Reasons for resubmission

Date of update

V2

Update in item 20.2

05/31/2019

V3

Update in itens 12.5/6, 12.7/8, 12.12, 15.1/15.2, 15.3, 15.4, 15.8 e

19.2

06/18/2019

V4

Update in itens 11.1, 12.5/6, 12.7/8 e 21.3

07/29/2019

V5

Update in itens 11.1 and 12.12

11/04/2019

V6

Update in itens 18.8 and 18.12

11/22/2019

V7

Update in itens 12.5/6 and 12.12

01/08/2020

12.5/6 – Composition and professional experience of the board of directors and fiscal council

Name

Date of birth

Management body

Date of election

Term of office

Number of consecutive terms of office

Taxpayer ID (CPF)

Profession

Elective office held

Date of investiture

Nominated by the controlling stockholder

Percentage of attendance at meetings

Other positions held and roles performed at the issuer

Description of other positions/roles

Andre Balestrin Cestare

213.634.648-25

Not applicable.

06/08/1978

Engineer

Board of Officers member only

19 – Other officers

Officer

04/25/2019

Annual

No

3

0.00%

Renato Barbosa do Nascimento

161.373.518-90

Not applicable.

10/28/1971

Accountant

Board of Officers member only

19 – Other officers

Officer

04/25/2019

Annual

No

3

0.00%

André Sapoznik

165.085.128-62

Not applicable.

02/24/1972

Engineer

Board of Officers member only

19 – Other officers

Director Vice President

04/25/2019

Annual

No

4

0.00%

Gilberto Frussa

127.235.568-32

Not applicable.

10/20/1966

Lawyer

Board of Officers member only

19 – Other officers

Officer

04/25/2019

Annual

No

4

0.00%

Álvaro Felipe Rizzi Rodrigues

166.644.028-07

Member of the Disclosure and Trading Committee

03/28/1977

Lawyer

Board of Officers member only

19 – Other officers

Officer

04/25/2019

Annual

No

6

0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name

Date of birth

Management body

Date of election

Term of office

Number of consecutive terms of office

Taxpayer ID (CPF)

Profession

Elective office held

Date of investiture

Nominated by the controlling stockholder

Percentage of attendance at meetings

Other positions held and roles performed at the issuer

Description of other positions/roles

Sérgio Mychkis Goldstein

282.310.718-57

Not applicable

11/12/1977

Lawyer

Board of Officers member only

19 – Other officers

Officer

04/25/2019

Annual

No

4

0.00%

Claudia Politanski

08/31/1970

Board of Officers member only

04/25/2019

Annual

12

132.874.158-32

Lawyer

19 – Other officers

No

0.00%

Member of the Social Responsibility Committee

Director Vice President

Alexsandro Broedel

10/05/1974

Board of Officers member only

04/25/2019

Annual

7

031.212.717-09

Accountant

19 – Other officers

No

0.00%

Investor Relations Officer

Chairman of the Disclosure ad Trading Committee

Executive Officer

Emerson Macedo Bortoloto

07/25/1977

Board of Officers member only

04/25/2019

Annual

9

186.130.758-60

Not applicable.

Information

Technologist

19 – Other officers

Officer

No

0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name

Date of birth

Management body

Date of election

Term of office

Number of consecutive terms of office

Taxpayer ID (CPF)

Profession

Elective office held

Date of investiture

Nominated by the controlling stockholder

Percentage of attendance at meetings

Other positions held and roles performed at the issuer

Description of other positions/roles

Tatiana Grecco

167.629.258-63

Not applicable.

08/31/1973

Technologist in Construction

Board of Officers member only

19 – Other officers

Officer

04/25/2019

Annual

No

3

0.00%

Candido Botelho Bracher

12/05/1958

Board of Officers member only

04/25/2019

Annual

12

039.690.188-38

Member of the Social Responsibility Committee

Business Administrator

19 – Other officers

Chief Executive Officer

No

0.00%

José Virgilio Vita Neto

09/13/1978

Board of Officers member only

04/25/2019

Annual

6

223.403.628-30

Lawyer

19 – Other officers

No

0.00%

Not applicable.

Officer

Rodrigo Luís Rosa Couto

882.947.650-15

Not applicable.

08/08/1975

Business Administrator

Board of Officers member only

19- Other officers

Officer

04/25/2019

Annual

No

9

0.00%

Fernando Barçante Tostes Malta

992.648.037-34

Not applicable

04/14/1968

Systems Analyst

Board of Officers member only

19- Other officers

Executive Officer

04/25/2019

Annual

No

4

0.00%

Paulo Sergio Miron

076.444.278-30

Not applicable.

07/26/1966

Accountant

Board of Officers member only

19- Other officers

Executive Officer

04/25/2019

Annual

No

5

0.00%

Adriano Cabral Volpini

162.572.558-21

Not applicable.

12/06/1972

Business Administrator

Board of Officers member only

19- Other officers

Executive Officer

04/25/2019

Annual

No

2

0.00%

Leila Cristiane Barboza Braga de Melo

153.451.838-05

Member of the Disclosure and Trading Committee

10/04/1971

Lawyer

Board of Officers member only

19- Other officers

Executive Officer

04/25/2019

Annual

No

6

0.00%

Caio Ibrahim David

101.398.578-85

Member of the Disclosure and Trading

01/20/1968

Engineer

Board of Officers member only

19- Other officers

General Director

04/25/2019 Annual 4

No 0.00%

Committee

Milton Maluhy Filho

252.026.488-80

Not applicable.

06/08/1976

Business Administrator

Board of Officers member only

19- Other officers

Director Vice President

04/25/2019

Annual

No

2

0.00%

Márcio de Andrade Schettini

662.031.207-15

Not Applicable

05/22/1964

Engineer

Board of Officers member only

19 – Other officers

General Director

04/25/2019

Annual

No

5

0.00%

Ana Lúcia de Mattos Barretto Villela

066.530.828-06

Member of the Nomination and

Corporate Governance Committee

Member of the Personnel Committee

Member of the Social Responsibility

Committee

10/25/1973

Pedagogic Professional

Board of Directors member only

29- Other board officers

Member of the Board of Directors (nonexecutive director)

04/24/2019

Annual

Yes

2

0.00%

Fábio Colletti Barbosa

771.733.258-20

Member of the Personnel Committee

Member of the Nomination and Corporate Governance Committee

Member of the Strategy Committee

Chairman of the Related Parties Committee

Member of the Social Responsibility Committee

10/03/1954

Business Administrator

Board of Directors member only

29- Other board officers

Member of the Board of Directors (independent director)

04/24/2019

Annual

Yes

5

100.00%

Gustavo Jorge Laboissière Loyola

101.942.071-53

Member of the Related Parties Committee

Member of the Compensation Committee

Chairman of the Audi Committee

12/19/1952

Economist

Board of Directors member only

29 - Other board members

Member of the Board of Directors (independent director)

04/24/2019

Annual

Yes

12

100.00%

José Galló

032.767.670-15

Member of the Personnel Committee

09/11/1951

Business Administrator

Board of Directors member only

29 - Other board members

Member of the Board of Directors (independent director)

04/24/2019

Annual

Yes

4

100.00%

Pedro Luiz Bodin de Moraes

548.346.867-87

Member of the Compensation Committee

Chairman of the Capital and Risk Management Committee

Member of the Related Parties Committee

07/13/1956

Economist

Board of Directors member only

29 - Other board members

Member of the Board of Directors (independent director)

04/24/2019

Annual

Yes

12

100.00%

Pedro Moreira Salles

551.222.567-72

Chairman of the Strategy Committee

Chairman of the Nomination and Corporate Governance Committee

Chairman of the Personnel Committee

Member of the Compensation Committee

Member of the Social Responsibility Committee

10/20/1959

Banker

Board of Directors member only

29 – Other board members

Co-chairman of the Board of Directors (non-executive director)

04/24/2019

Annual

Yes

12

100.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name

Date of birth

Management body

Date of election

Term of office

Number of consecutive terms of office

Taxpayer ID (CPF)

Profession

Elective office held

Date of investiture

Nominated by the controlling stockholder

Percentage of attendance at meetings

Other positions held and roles performed at the issuer

Description of other positions/roles

Ricardo Villela Marino

252.398.288-90

Member of the Strategy Committee

01/28/1974

Engineer

Board of Directors member only

29 - Other board members

Member of the Board of Directors (executive director)

04/24/2019

Annual

Yes

12

33.33%

Alfredo Egydio Setubal

014.414.218-07

Member of the Personnel Committee

Member of the Nomination and Corporate Governance Committee

Member of the Disclosure and Trading Committee

Chairman of the Social Responsibility Committee

09/01/1958

Business Administrator

Board of Directors member only

29 - Other board members

Member of the Board of Directors (nonexecutive director)

04/24/2019

Annual

Yes

12

100.00%

Roberto Egydio Setubal

007.738.228-52

Member of the Capital and Risk Management Committee

Member of the Strategy Committee

Chairman of the Compensation Committee

10/13/1954

Engineer

Board of Directors member only

29 - Other board members

Co-chairman of the Board of Directors (non-executive director)

04/24/2019

Annual

Yes

12

100.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name

Date of birth

Management body

Date of election

Term of office

Number of consecutive terms of office

Taxpayer ID (CPF)

Profession

Elective office held

Date of investiture

Nominated by the controlling stockholder

Percentage of attendance at meetings

Other positions held and roles performed at the issuer

Description of other positions/roles

João Moreira Salles

04/11/1981

Board of Directors member only

04/24/2019

Annual

3

295.520.008-58

Economist

Yes

100.00%

Member of the Strategy Committee

29 - Other board members

Member of the Board of Directors (non-executive director)

Marco Ambrogio Crespi Bonomi

05/06/1956

Board of Directors member only

04/24/2019

Annual

3

700.536.698-00

Member of the Nomination and Corporate Governance Committee

Member of the Capital and Risk Management Committee

Economist

29 - Other board members

Member of the Board of Directors (nonexecutive director)

Yes

100.00%

Reinaldo Guerreiro

02/10/1953

Fiscal Council

04/24/2019

Annual

3

503.946.658-72

Not applicable.

Accountant

46 - Fiscal Council (Alternate) Nominated by the controlling stockholder

Yes

0.00%

Alkimar Ribeiro Moura

08/09/1941

Fiscal Council

04/24/2019

Annual

4

031.077.288-53

Not applicable.

Economist

43 - Fiscal Council (Effective) Nominated by the controlling stockholder

Yes

100.00%

Eduardo Azevedo do Valle

05/24/1957

Fiscal Council

04/24/2019

Annual

4

598.809.967-04

Not applicable.

Engineer

47 - Fiscal Council (Alternate) Nominated by preferred stockholders

No

0.00%

12.5/6 - Composition and professional experience of the board of directors and fiscal council

Name

Date of birth

Management body

Date of election

Term of office

Number of consecutive terms of office

Taxpayer ID (CPF)

Profession

Elective office held

Date of investiture

Nominated by the controlling stockholder

Percentage of attendance at meetings

Other positions held and roles performed at the issuer

Description of other positions/roles

João Costa

476.511.728-68

Not applicable.

08/10/1950

Economist

Fiscal Council

46 - Fiscal Council (Alternate) Nominated by the controlling stockholder

04/24/2019

Annual

Yes

11

0.00%

Debora Santille

119.092.178-24

Not applicable.

04/26/1967

Business

Administrator

Fiscal Council

47 - Fiscal Council (Alternate) Nominated by the controlling stockholder

04/24/2019

Annual

No

1

0.00%

José Caruso Cruz Henriques

372.202.688-15

Not applicable.

12/31/1947

Lawyer

Fiscal Council

40 – Chairman of the Fiscal Council Elected by the controlling stockholder

04/24/2019

Annual

Yes

9

100.00%

Professional experience / Statement of any conviction /Independence criteria

Sergio Mychkis Goldstein - 282.310.718-57

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since December 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since December 2015.

Responsible for the Whosale Legal Department and Tax Advisory, working in the following legal business lines/areas:

(i) Investment Banking: coordinating the performance of services to fixed income, variable income, M&A and structured operations.

(ii) Treasury: coordinating the performance of services to treasury operations, mainly funding from retail, private and institutional investors segments.

(iii) Wealth Management Services: coordinating the performance of services to asset management operations of the Itaú Group, Private Banking, and custody and management activities of own and third-party funds.

(iv) Mandatory Funds and Onlending: coordinating the performance of services to corporate banking demands for mandatory fund operations (rural and real estate) and onlending of funds from BNDES and other external lines funded.

(v) Debt Restructuring: coordinating the performance of services to debt restructuring demands in corporate and middle-market segments, basically working in restructuring of contracts – out of court.

(vi) Cross-border Loans/FX: coordinating the performance of services to demands for granting foreign and cross-border loans.

(vii) High Volumes: coordinating the performance of services to demands for lending banking products, such as working capital, sales, purchase, assignment, and discount operations.

(viii) Tax Advisory and Litigation.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Law from Pontifícia Universidade Católica (PUC), São Paulo (SP), in 2000, and Master’s degree in Banking and Finance from Boston University School of Law, Boston (MA), in 2004.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel - 031.212.717-09

Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017.

Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs.

Main activity: Education institution.

Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012.

Main activity of the company: Supervisory authority for the Brazilian securities market.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009.

Main activity of the company: Law firm.

B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012.

Main activity of the company: Administration of organized securities markets.

CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017.

Main activity of the company: Organized over-the-counter markets managing company.

International Accounting Standards Board (IASB): Member since 2010.

Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS.

IRB Brasil Resseguros: Member of the Board of Directors since 2015.

Main activity of the company: Reinsurance and retrocession operations.

International Integrated Reporting Committee (IIRC): Member from 2014 to 2019.

Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting.

FEA-USP: Full Professor.

Main activity of the company: Education Institution.

EAESP-FGV: Professor from 2001 to 2002.

Main activity of the company: Education Institution.

Manchester Business School: Professor in 2005.

Main activity of the company: Education Institution.

London School of Economics: Visiting Professor.

Main activity of the company: Education Institution.

Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Emerson Macedo Bortoloto - 186.130.758-60

Itaú Unibanco Holding S.A.: Officer since November 2011.

Main activity of the company: Holding company.

Mr. Bortoloto joined the conglomerate in July 2003, assuming positions in the Internal Audit Department. Currently, Mr. Bortoloto is Officer of the Internal Audit Department, being responsible for managing the Audit Department, the mission of which is to plan, carry out and report audits in Itaú Unibanco Conglomerate’s Retail processes and business, and of the Wealth Management Services unit.

He has been responsible for evaluating processes related to market, credit and operational risks, in addition to project audit and continuous audit. Mr. Bortoloto was also responsible for audits in the processes of information technology and retail credit analysis and granting.

Ernst & Young Auditores Independentes: Information Technology Auditor and Senior Consultant from May 2001 to June 2003.

Main activity of the company: Accounting and tax audit and consulting services.

Banco Bandeirantes SA: Information Technology and Process Auditor from June 1992 to April 2001.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Data Processing Technology from Faculdades Integradas Tibiriçá and Postgraduate degree in Audit and Consulting in Information Security from Faculdades Associadas de São Paulo (FASP). In 2004, Mr. Bortoloto obtained the CISA certification issued by ISACA. MBA in Internal Auditing from the Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Tatiana Grecco - 167.629.258-63

Itaú Unibanco Holding S.A.: Officer since June 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since July 2017; Superintendent of Investment Funds since June 2014, in the Itaú Asset Management Area – Superintendence of Portfolio Solutions, responsible for the portfolio solutions management desk of Itaú Asset Management, which comprises the system, structured and smart beta funds, as well as funds and portfolios exclusive for Itaú clients of the private, corporate and institutional segments; Superintendent of Investment Funds since January 2009, in the Itaú Asset Management Area – Superintendence of Indexed Funds, responsible for the indexed funds management desk of Itaú Asset Management, which comprises both fixed income and variable income funds – funds and ETFs based on domestic and international indexes; Superintendent of Technical Reserves and Senior Portfolio Manager from October 2001 to December 2008, in the Itaú Asset Management Area – Superintendence of Technical Reserves, responsible for the technical reserves management desk of insurance and capitalization companies, and public and private pension plan entities of the Itaú Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors since April 2018.

Main activity of the company: Lease operations.

Investimentos Bemge S.A.: Member of the Board of Director since April 2018.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Academic background: Bachelor’s degree in Civil Construction Technology from Universidade Estadual Paulista Julio de Mesquita Filho (UNESP) in 1995; Postgraduate degree in Business Administration from Universidade Ibirapuera in 1997; Finance Executive MBA from IBMEC Business School, São Paulo, in 2001; and Master’s degree in Business Administration from Fundação Getulio Vargas, São Paulo, in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015 and Member of the Board of Directors from November 2004 to March 2013; Chief

Executive Officer from August 2005 to January 2017 and Director Vice President from November 2004 to August 2005.

Main activity of the company: Multiple-service banking, with investment portfolio.

B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from

June 2005 to March 2013.

Main activity of the company: Retail business.

Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Virgilio Vita Neto - 223.403.628-30

Itaú Unibanco Holding S.A.: Officer since April 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

União de Bancos Brasileiros S.A.: Mr. Vita Neto joined the bank in February 2000, working as lawyer until June 2003, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations and real estate loans. From June 2003 to June 2008, Mr. Vita Neto worked as legal manager, responsible for the wholesale bank’s Legal Consulting Area, particularly structured operations, real estate loans, foreign exchange, derivatives and project financing until 2005, as well as retail legal consulting, and administrative and investigative proceedings, including consumer protection body. From June 2008 to October 2009, Mr. Vita Neto worked as legal superintendent, responsible for retail legal consulting, administrative and investigative proceedings, litigation for major cases and class actions. In the Itaú Unibanco’s structure, Mr. Vita Neto worked as legal superintendent from December 2009 to March 2011, responsible for retail legal consulting, litigation for major cases and class actions, management of appeals in higher courts, administrative and investigative proceedings, tax administrative proceedings and criminal prosecution.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 2000; Master’s degree in Civil Law – Contracts from Universidad de Salamanca, Spain, in 2006; and Ph.D. in Civil Law – Contracts from Universidade de São Paulo in 2007.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rodrigo Luís Rosa Couto - 882.947.650-15

Itaú Unibanco Holding S.A.: Officer since January 2012; Superintendent of Corporate Risks from February 2008 to December 2011.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Officer since February 2018.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Banco Itaú BBA S.A.: Officer since June 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since January 2014.

Main activity of the company: Lease operations.

Itaú Unibanco S.A.: Officer since December 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

McKinsey & Company: Associate from September 2005 to February 2008.

Central Bank of Brazil: Inspector from 1998 to 2003.

BIS’s Financial Stability Institute: Mr. Couto carried out an internship when he took part in the development, and was also member of the teaching staff, of a development course for banking supervisors of worldwide regulatory authorities from April to June 2003.

Academic background: Bachelor’s degree in Administration majoring in Finance from Universidade Federal do Rio Grande do Sul (1993-1997), and Master of Business Administration, Finance major, from The Wharton School, University of Pennsylvania (2003-2005).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fernando Barçante Tostes Malta - 992.648.037-34

Itaú Unibanco Holding S.A.: Executive Officer since April 2016.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015, working for the Executive Board of Officers of Internal Controls and Compliance from March 2016 up to this date, and for the Executive Board of Officers of Cards Operations, Rede (Redecard), Mortgage Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services of Itaú Unibanco from February 2015 to February 2016. He also served as officer in Customer Service, Operations and Card Services, Mortgage Loans, Vehicle

Financing, Consortia, Insurance and Capitalization Operations from March 2013 to January 2015; Customer Service, Operations and Services Officer of Consumer Credit (Cards and Financing Companies) from May 2011 to February 2013; Customer Service Officer of the Consumer Credit Department (Cards and Financing Companies) from February 2009 to April 2011; and Channel and CRM Officer (Unibanco, prior to the merger) from December 2004 to January 2009. He started his journey in 1988, working in many different positions.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Management in the Areas of Channels, Branches, Institutional Portfolio and participation in a number of projects/initiatives from 1995 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Also served as alternate board member in Tecnologia Bancária S.A., as deputy board member in Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, as alternate board member in Financeira Itaú CBD Crédito, Financiamento e Investimento, and in Banco Carrefour S.A.

Academic background: Bachelor’s degree in Information Technology from PUC Rio de Janeiro in 1989; MBA from Fundação Dom Cabral in 1998; extension course in Strategy from Kellogg School of Management (FDC) in 2003; extension course in Banking Management from the Swiss Finance Institute in 2011; College Professor in Information Technology from PUC Rio de Janeiro.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Paulo Sergio Miron - 076.444.278-30

Itaú Unibanco Holding S.A.: Executive Officer since July 2015.

Main activity of the company: Holding company.

Mr. Miron held positions in the following governance bodies: Member of the Audit Committee of Porto Seguro, Member of the Fiscal Council of Fundação Maria Cecilia Souto Vidigal and Executive Officer of Instituto Unibanco.

PricewaterhouseCoopers - São Paulo/SP: Partner from 1996 to 2015, serving as the leading partner in the audit of large Brazilian financial conglomerates, such as Unibanco – União de Bancos Brasileiros (1997 to 2000), Banco do Brasil (2001 to 2005) and Itaú Unibanco S.A. (2009 to 2013).

PricewaterhouseCoopers - Brasília/DF: Partner from 2001 to 2008; from 2004 to 2008, served as the leading partner of the Government Services Area of PwC Brasil and, from 1997 to 2008, was the leading partner of the Banking Area of PwC Brasil.

Mr. Miron was the coordinator of the financial institutions training area of PwC Brasil for over 10 years and university professor for a few years in courses related to the financial market.

Member of the Brazilian Institute of Accountants and speaker in a number of seminars related to financial instruments and auditing.

Academic background: Bachelor’s degree in Accounting from Universidade São Judas Tadeu - São Paulo and Economics from Universidade Mackenzie - São Paulo.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Adriano Cabral Volpini - 162.572.558-21

Itaú Unibanco Holding S.A.: Officer since December 2018 and Officer from February 2015 to April 2018.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Corporate Security Officer since July 2012; Mr. Volpini previously acted as Superintendent of Prevention of Unlawful Acts from August 2005 to March 2012; Manager of Prevention of Unlawful Acts from January 2004 to July 2005; Inspection Manager from June 2003 to December 2003; Inspector from January 1998 to March 2003; Auditor from May 1996 to December 1997; and he worked in the Branch Operation Department from March 1991 to April 1996. He also holds a management position in many companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Officer since April 2016.

Main activity of the company: Multiple-service banking, with investment portfolio.

Dibens Leasing S.A. – Arrendamento Mercantil: Executive Officer from June 2012 to January 2014, and Officer from January 2014 to November 2018.

Main activity of the company: Lease operations.

Academic Background: Bachelor’s degree in Social Communication from Fundação Armando Álvares Penteado – FAAP from 1991 to 1995; postgraduate degree in Accounting and Financial Administration from Fundação Armando Álvares Penteado – FAAP from 1998 to 2000; MBA in Finance from the Brazilian Institute of Capital Markets (IBMEC) from 2000 to 2002.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Leila Cristiane Barboza Braga de Melo - 153.451.838-05

Itaú Unibanco Holding S.A.: Executive Officer since April 2015; Member of the Disclosure and Trading Committee from January 2012 to July 2019.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since April 2015; Officer from February 2010 to March 2015. She has more than 20 years’ worth of experience working at the conglomerate, being currently responsible for the whole Legal Area, which comprises Legal Matters - Litigation, Legal Matters - Retail, Legal Matters - Wholesale, and Institutional and International Legal Matters, and has also served as Officer of the Ombudsman’s Office since 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio. Itau USA Asset Management Inc.: Officer since July 2016.

Main activity of the company: Activities of administration of funds by contract or commission.

Unibanco Institute: Executive Director since August 2009.

Main activity of the company: Associative activities not previously specified.

Unibanco – União de Bancos Brasileiros S.A.: Deputy Officer from October 2008 to April 2009. Joined Unibanco in 1997, serving at Unibanco’s Legal Advisory Department in operations involving banking products, credit cards, real estate and vehicle financing, and projects related to mergers and acquisitions, corporate restructuring and capital markets, among others.

Main activity of the company: Multiple-service banking, with commercial portfolio.

International Women’s Forum (IWF): Member.

Women in Leadership in Latin America – WILL (organization with international coverage that focuses on enhancing the individual and collective value of women in leadership positions in Latin America): Member.

Other experiences:

Project Finance and Securities Areas of Debevoise & Plimpton in New York.

Women Up Project – Building a Global Leadership Community promoted by McKinsey & Company, Inc.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo, Specialization in Corporate Law and Capital Markets from the Brazilian Institute of Capital Markets (IBMEC), and Fundamentals of Business Law from New York University (NYU).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Caio Ibrahim David - 101.398.578-85

Itaú Unibanco Holding S.A.: Partner since 2010 and General Director since January 2019; Director Vice President from January 2017 to December 2018; Executive Officer from June 2010 to April 2015; Member of the Disclosure and Trading Committee since April 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director since February 2019; Director Vice President from May 2013 to January 2019; Executive Officer from May 2010 to April 2013; joined the Group in 1987 as a trainee, working in the Controllership, Market and Liquidity Risk Control, and Treasury Departments.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Corpbanca: Member of the Board of Directors since 2019.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: CEO from January 2019; Executive Officer from May 2008 to April 2010; Officer from March 2003 to April 2008; worked in the Finance, Risks, Market Intelligence, Products and Operations Departments.

Main activity of the company: Multiple-service banking, with investment portfolio.

Investimentos Bemge S.A.: Member of the Board of Directors from April 2012 to April 2018; Director Vice President from October 2010 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Dibens Leasing S.A. – Arrendamento Mercantil: Member of the Board of Directors from July 2010 to April 2018.

Main activity of the company: Lease operations.

Itauseg Participações S.A.: Executive Officer from April 2010 to April 2013 and Chief Executive Officer from May 2013 to March 2015.

Main activity of the company: Holding company.

Redecard S.A.: Vice Chairman of the Board of Directors from June 2010 to December 2012 and Member of the Board of Directors from May 2010 to December 2012.

Main activity of the company: Payment services provider.

Banco BBA Creditanstalt S.A.: Officer from July 2003 to April 2005.

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Engineering from Universidade Mackenzie (1986 to 1990); Postgraduate degree in Economics and Finance (1992 to 1993) from Universidade de São Paulo; Master’s degree in Controllership from Universidade de São Paulo (1994 to 1997); and MBA from New York University (1997 to 1999) with specialization in Finance, Accounting and International Business.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Milton Maluhy Filho - 252.026.488-80

Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate

Main activity of the company: Holding company.

Itaú Corpbanca: CEO from April 2016 to December 2018; Member of the Board of Directors since January 2019.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Diretor Vice-Presidente since February 2019; Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions.

Main activity of the company: Multiple-service banking, with investment portfolio.

Redecard S.A.: CEO from October 2012 to March 2016.

Main activity of the company: Credit card management.

Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Márcio de Andrade Schettini - 662.031.207-15

Itaú Unibanco Holding S.A.: General Director since July 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director since April 2015; Director Vice President from November 2008 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Director Vice President from April 2004 to April 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Electrical Engineering and Master’s degree in Business Administration from Pontifícia Universidade Católica do Rio de Janeiro, where Mr. Schettini specialized in systems and mathematical models. Master’s degree in Finance from University of London. He also attended the OPM Program at Harvard Business School.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Andre Balestrin Cestare - 213.634.648-25

Itaú Unibanco Holding S.A.: Officer since November 2017.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Officer since August 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itaú Unibanco S.A.: Officer since August 2017.

Finance Superintendent from April 2016 to July 2017, responsible for the financial planning of the retail banking; the analysis and disclosure of results and changes from budget; budgeting and monitoring of the performance of products under retail management.

Finance Superintendent from June 2015 to April 2016, responsible for the accounting management of loan operations; contact to regulatory bodies, including sending regulatory information on loan portfolio; and calculation and control of the allowance for loan losses.

Finance Superintendent from June 2014 to June 2015, responsible for preparing, analyzing and disclosing the managerial budget; calculating managerial result by product, sales channel and operation; and calculating the costing model.

Finance Superintendent from June 2012 to June 2014, responsible for preparing, analyzing and disclosing the managerial budget.

Finance Superintendent from June 2010 to June 2012, responsible for calculating the treasury managerial result, providing support to management of structural and proprietary holdings, and support to treasury managerial budget.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo in 2000; CEAG – Postgraduate degree in Business Administration from Fundação Getulio Vargas in 2002; Professional Master’s degree in Finance and Economics from Fundação Getulio Vargas in 2007; and Executive Qualification Program from Fundação Dom Cabral in 2016.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Renato Barbosa do Nascimento - 161.373.518-90

Itaú Unibanco Holding S.A.: Officer since November 2017.

Main activity of the company: Holding company.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2014 to July 2017, Mr. Nascimento took part in a 3-year professional exchange program and worked at PricewaterhouseCoopers in Mexico City, in Mexico, as Audit Officer to lead external audits in subsidiaries of international entities of the financial industry in Mexico.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Partner from July 2009 to July 2014, and his main responsibility was to lead external audits in entities of the financial industry in São Paulo. In this period, he was also responsible for monitoring external audits carried out by the PricewaterhouseCoopers teams of the United States, United Kingdom, Switzerland, Portugal, Chile, Argentina, Paraguay and Uruguay in favor of subsidiaries of Brazilian financial institutions in these countries.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from March 2008 to July 2009, and his main responsibility was to manage teams in charge of carrying out audits of financial industry entities, regulated by the Central Bank of Brazil.

PricewaterhouseCoopers Auditores Independentes (São Paulo, Brazil): Audit Senior Manager for the financial industry from February 2006 to March 2008, Mr. Nascimento took part in a 2-year professional exchange program and worked at PricewaterhouseCoopers in London, United Kingdom, as Audit Senior Manager, and his main responsibilities were managing external audits of British financial institutions in England, managing external audits of subsidiaries of international banks, as well as the resulting development of knowledge on the application of the International Financial Reporting Standards (IFRS), Sarbanes Oxley (SOx) rules and policies issued by the Public Company Accounting Oversight Board (PCAOB).

Main activity of the company: Accounting and tax audit and consulting services.

Academic background: Bachelor’s degree in Accounting from Universidade Paulista in 1998; Bachelor’s degree in Business Administration from Universidade Paulista in 1999; MBA in Business Administration from Fundação Getulio Vargas de São Paulo in 2003.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

André Sapoznik - 165.085.128-62

Itaú Unibanco Holding S.A.: Director Vice President since December 2016, responsible for Technology and Operations and Member of the Executive Committee.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since December 2016; Executive Officer from December 2011 to December 2016; Officer from April 2009 to December 2011. Mr. Sapoznik joined Unibanco in 1998.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo and MBA from Stanford University Graduate School of Business.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO

Gilberto Frussa - 127.235.568-32

Itaú Unibanco Holding S.A.: Officer since April 2016.

Main activity of the company: Holding company.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer since June 2017.

Main activity of the company: Lease operations.

Banco Itaú BBA S.A.: Officer since June 2017; Officer from June 2006 to February 2016; Lawyer from April 1995 to June 2006. Main activity of the company: Multipleservice banking, with investment portfolio.

Itaú Unibanco S.A.: Officer since April 2014; currently Corporate Compliance Officer since March 2017. Mr. Frussa served as Legal Officer of Retail Products and Business from April 2016 to March 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Carvalho Pinto, Monteiro De Barros, Frussa & Bohlsen – Advogados: Partner of the law firm, responsible for the Banking Law Area from October 1993 to April 1995.

Banco BBA-Creditanstalt S.A.: Lawyer, from October 1989 to October 1993.

Main activity of the company: Multiple-service banking, with investment portfolio.

Pinheiro Neto – Advogados: Law trainee and legal assistant in the Contracts and Intellectual Property Areas from September 1986 to May 1989.

Other experiences:

Brazilian Financial and Capital Markets Association (ANBIMA – Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais): Chairman of the Legal Matters Committee from 2012 to 2015.

Appeals Council for the National Financial System (CRSFN – Conselho de Recursos do Sistema Financeiro Nacional): Effective Member from 2000 to 2003 as representative of the National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento), and as representative of ANBIMA from 2011 to 2013.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1989.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ana Lúcia de Mattos Barretto Villela - 066.530.828-06

Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018;

Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019.

Main activity of the company: Holding company.

Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017.

Main activity of the company: Holding company.

IUPAR — Itaú Unibanco Participações SA. Alternate Member of the Board of Directors since June 2018.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Duratex S.A.: Member of the Sustainability Committee since April 2015.

Main activity of the company: Civil construction, construction and decoration material.

Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017.

Itaú Social: Member of the Steering Committee since February 2017.

XPrize: Member of the Innovation Board since August 2018.

AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014.

Alana Foundation: Founding President since April 2012.

Instituto Alana: President since April 2002.

Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017.

Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017.

Conectas: Member of the Advisory Board from 2003 to January 2018.

Instituto Brincante: Member of the Advisory Board since 2001.

Ashoka: Ashoka Fellow since February 2010.

Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019.

Main activity of the company: Holding company.

Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Wholesale business of cosmetics and beauty products.

Cia.Hering: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011.

Instituto Empreender Endeavor: Board Member since 2008.

Almar Participações S.A.: Board Member since 2013.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to August 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016.

Main activity of the company: Holding company.

Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017.

Main activity of the company: Credit, financing and financial investment services.

Instituto Lojas Renner: Member of the Governing Council since June 2008.

Main activity of the company: Association activities.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activities.

Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004.

Main activity of the company: Activities pertinent to employer and business associations.

Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Pedro Luiz Bodin de Moraes - 548.346.867-87

Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Cambuhy Investimentos Ltda.: Partner since 2011.

Main activity of the company: Portfolio management and fund management services.

Ventor Investimentos Ltda.: Partner since 2009.

Main activity of the company: Portfolio management and fund management by contract or commission services.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014.

Main activity of the company: Holding company.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Main activity of the company: Federal government agency.

Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991.

Main activity of the company: Development bank.

Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Catolica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016; Executive Vice President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008.

Main activity of the company: Holding company.

IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since June 2018; CEO since June 2015; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017.

Main activity of the company: Communication and technology.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017.

Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Duratex S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; President of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading

Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (non-executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008.

Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016.

Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Moreira Salles - 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (non-executive director); Member of the Strategy Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

IUPAR – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017.

Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005).

Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEAUSP), São Paulo, Brazil (2012).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent member); General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007; Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011.

Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Reinaldo Guerreiro - 503.946.658-72

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since June 2017.

Main activity of the company: Holding company.

Petrobrás Distribuidora S.A.: Member of the Board of Directors since 2016; Member of the Finance and Risk Committee since 2016.

Main activity of the company: Wholesaling of alcohol fuel, biodiesel, gas and other oil by-products, except for lubricants, which is not carried out by a retail transportation company.

Petróleo Brasileiro S.A.: Member of the Strategy Committee since 2016.

Main activity of the company: Oil exploration, extraction and refining.

Cia. de Saneamento Básico do Estado de São Paulo – SABESP: Member of the Board of Directors since 2007; Independent Member of the Audit Committee (from 2007 to 2017).

Main activity of the company: Water collection, treatment and distribution.

Institute for Accounting, Actuarial and Financial Research Foundation (FIPECAFI – Fundação Instituto de Pesquisas Contábeis, Atuariais e Financeiras): Chairman of the Board of Trustees.

Main activity of the company: Higher education – undergraduate and graduate courses.

School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP): Full Professor; Congregation Member; Head of the Accounting Department in two terms of office; Principal (from July 2010 to July 2014); current Vice Head of the Accounting and Actuarial Department.

Main activity of the company: Higher education – undergraduate and graduate courses.

FEA-USP Endowment Fund: Member of the Fiscal Council since 2016.

Main activity of the fund: Raising and investment of funds to support FEA-USP.

Academic background: Bachelor’s degree in Accounting from the School of Economics, Business Administration and Accounting of Universidade de São Paulo (FEA-USP) in 1977; Master’s degree in Accounting from FEA-USP (1985); Ph.D. in Comptrollership and Accounting from FEA-USP (1990); Habilitation degree (“livre-docência”) in Comptrollership and Accounting from FEA-USP (1995).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Itaú Unibanco Holding S.A.: Effective Member of the Fiscal Council since April 2016; Chairman of the Fiscal Council from August 2016 to June 2017; Member of the Audit Committee from May 2010 to July 2015.

Main activity of the company: Holding company.

São Paulo School of Business Administration of Fundação Getúlio Vargas – São Paulo: Retired Economics Professor.

Main activity of the company: Educational institution.

CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Independent Member of the Board of Directors from May 2012 to March 2017, and Coordinating Member of the Audit Committee from November 2013 to March 2017.

Main activity of the company: Management of organized over-the-counter markets.

B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Independent Member of the Supervision Board from October 2007 to September 2010.

Main activity of the company: Regulatory body.

Banco do Brasil S.A.: Chairman of the Investment Bank from April 2001 to January 2003; Vice Chairman of Finance and Capital Markets from April 2001 to January 2003.

Main activity of the company: Multiple-service banking.

Central Bank of Brazil: Standards and Financial System Organization Officer from February 1996 to September 1997; Monetary Policy Director from February 1994 to February 1996; Public Debt and Open Market Operations Officer from January 1987 to January 1988.

Main activity of the company: Federal government agency.

Banco Pirelli-Fintec: Officer from March 1988 to March 1993.

Main activity of the company: Multiple-service banking.

Academic background: Bachelor’s degree in Economics from Universidade Federal de Minas Gerais, Belo Horizonte, in 1963; Master of Arts from University of California, Berkeley, in 1966; Ph.D. in Applied Economics from Stanford University, California, in 1978.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Eduardo Azevedo do Valle - 598.809.967-04

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2019; Alternate Member of the Fiscal Council from June 2016. To March 2019.

Main activity of the company: Holding company.

Valens Brasil Ltda. ME: Managing Partner since January 2015.

Main activity of the company: Consulting company focused on strategic planning, business development and expansion, operating performance optimization, mergers & acquisitions, and new undertakings and projects for offshore companies operating or seeking opportunities in Brazil, such as Mitsui & Co., Jan de Nul and others.

BSM Engenharia S.A.: Executive Officer, Oil & Gas, from August 2014 to August 2015.

Main activity of the company: Company dedicated to load hoist and handling services, as well as port activities and logistics.

Asco Participações do Brasil: Chief Executive Officer from March 2012 to August 2014.

Main activity of the company: Port and logistics support to oil exploration and production.

Apolo Tubulars S.A.: Chief Executive Officer from April 2010 to December 2012.

Main activity of the company: Production of steel pipes for the oil and gas industry.

Brasco Logística Offshore: CEO from January 2007 to March 2010.

Main activity of the company: Port and logistics support to oil exploration and production.

Praxair Distribution, Inc: Vice President from January 1999 to August 2003.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment throughout the USA and Canada.

White Martins Gases Industriais S.A.: Marketing Officer from September 2003 to January 2005; Logistics Officer from January 2005 to August 2006; Gas Distribution and Production Manager from January 1995 to December 1998; Financial Administration Manager from January 1991 to December 1992.

Main activity of the company: Production and distribution of industrial and medicinal gases, as well as the sale of welding and cutting materials and equipment and highpressure cylinders in Brazil and South America.

Portuária – Porto do Forno RJ: Member of the Board of Directors from February 2008 to March 2010.

Main activity of the company: Port and maritime support activities.

Brazilian Metal Tubes and Accessories Industry Association (ABITAM – Associação Brasileira da Indústria de Tubos e Acessórios de Metal): Officer from May 2010 to December 2012.

Main activity of the company: Trade association of Brazilian manufacturers of steel pipes.

Academic background: Bachelor’s degree in Business Administration from UERJ in 1980; Bachelor’s degree in Electrical Engineering from IME in 1980; MBA in Global Leaders Program from Praxair, Inc., in 2000; and Postgraduate degree in Business Management of Oil and Gas Exploration and Production from the Brazilian Petroleum, Gas and Biofuels Institute (IBP) in 2010.

IBGC (Brazilian Institute of Corporate Governance): IBGC Certification for Board Members

NACD (National Association of Corporate Directors), USA: NACD Governance Fellow.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Debora Santille - 119.092.178-24

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since April 2019.

Main activity of the company: Holding company.

EMGEA S/A Asset Management Company (Federal State): Effective Member of the Board of Directors since June 2018 (independent director).

Main activity of the company: Federal State, linked to the Ministry of Economy.

BeOn Corporate Services: Director Partner since May 2014

Main activity of the company: Corporate consulting services.

MIT Digital Banking Judge - Brazil: Member since September 2017.

Main activity of the company: Identifies and awards organizations that have been working to enable inclusive innovation for everyone.

Fernbach Software S.A.: Country Manager Director from 2010 to 2013

Main activity of the company: Banking Software

Banco Safra S.A.: Independent Director from 2004 to 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio. Grupo ACCOR S.A.: Independent Director from 2004 to 2011.

Main activity of the company: Hotels, travel agencies, and casino management.

Grupo Mesquita S.A., current Santos Brasil S.A.: Chief Financial Officer and Relations with Stockholders from 2005 to 2007.

Main activity of the company: Holding company and operator of dry port; EADI; customs clearance; distribution center, car and equipment rental; civil construction, farms and hotels. Grupo Fair CCVM S.A.: Chief Financial Officer and Relations with Shareholders from 2002 to 2004.

Main activity of the company: Exchange and securities broker. Outsourcing in foreign trade.

Grupo Saúde Sancil S.A., current Medial: Independent Director since 2002.

Main activity of the company: Operator of health insurance, hospitals and clinical laboratories.

Grupo Multirede Informática S.A.: CFO from 2000 to 2001.

Main activity of the company: Information technology, information security services.

Seguradora Roma S.A., current Mapfre. Treasurer Manager from 1997 to 1998.

Main activity of the company: Insurance.

Grupo Eriline S.A.: Independent Director from 1996 to 1999.

Main activity of the company: Telecommunications. Mobile operator.

Grupo Excel Banco S.A.: Budgetary Planning and Control from 1991 to 1994.

Main activity of the company: Holding company and multiple-service banking, with investment portfolio. Itaú Unibanco S.A.: Product development from 1987 to 1991.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic Background: Postgraduate degree in Controllership from Mackenzie University (2003) and Bachelor’s degree in Business Administration from UNICID (1996); extension course in International Business Management from University of Miami/USA (2016); Corporate Governance & Capital Markets from B.I. International Executive Education - IDE/FGV/SP (2015); Business Recovery from FGV/SP (2006) and International Controllership from Integration School of Business/SP (2001). Qualification in IPO/OPA - B3 (2017); Governance for Publicly-Held Companies and Mixed Capital Companies — IBGC (2018). Qualification in Leadership for State-owned and Mixed Capital enterprises by Fundação Dom Cabral (2018); Director certified by IBGC.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

João Costa - 476.511.728-68

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since July 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from April 1997 to April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Fiscal Council since April 2009.

Main activity of the company: Holding company.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos), National Federation of Banks (FENABAN – Federação Nacional dos Bancos), Brazilian Institute of Banking Science (IBCB – Instituto Brasileiro de Ciência Bancária) and State of São Paulo Bank Association: Effective Member of the Fiscal Council from April 1997 to August 2008.

Academic background: Bachelor’s degree in Economics from Faculdade de Economia São Luiz – São Paulo, with extension course in Business Administration from FEA/USP. Mr. Costa attended the Management Program for Executives – University of Pittsburgh.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Caruso Cruz Henriques - 372.202.688-15

Itaú Unibanco Holding S.A.: Alternate Member of the Fiscal Council since August 2011, and became Effective Member on May 3, 2016, serving as Chairman since June 2017.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Managing Officer from December 1988 to August 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

BFB Leasing S.A. – Arrendamento Mercantil: Officer from June 1997 to July 2003.

Main activity of the company: Lease company.

Banco Itauleasing S.A.: Member of the Board of Directors from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaucard S.A.: Officer from March 2000 to April 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Intrag Distribuidora de Títulos e Valores Mobiliários Ltda.: Managing Officer from April 1994 to July 2003.

Main activity of the company: Securities dealer.

Banco Itaú Cartões S.A.: Managing Officer from July to October 2000.

Main activity of the company: Investment banking.

Itautec Componentes da Amazônia S.A. – Itaucam: Officer from April 1993 to April 2003.

Main activity of the company: Retail trading specialized in IT equipment and supplies.

Corhen Serviços Ltda.: Executive President since 2003.

Main activity of the company: Combined office and administrative support services.

Academic background: Bachelor's degree in Law from Universidade de São Paulo (SP) in 1971; Postgraduate degree in Business Administration from Fundação Getúlio Vargas (SP) in 1979.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.7/8 - Composition of committees

Name

Type of committee

Position held

Profession

Date of election

Term of office

Percentage of attendance at meetings

Taxpayer ID (CPF)

Description of other committees

Type of audit

Date of birth

Date of investiture

Number of consecutive terms of office

Other positions held/roles performed at the issuer

Antonio Carlos Barbosa de Oliveira

Audit Committee

Committee member (effective)

Engineer

04/25/2019

Annual

97.06%

528.154.718-68

06/13/1951

2

Not applicable.

Antonio Francisco de Lima Neto

Audit Committee

Committee member (effective)

Economist

04/25/2019

Annual

97.06%

231.877.943-00

06/13/1965

5

Not applicable.

Diego Fresco Gutierrez

Audit Committee

Committee member (effective)

Accountant

04/25/2019

Annual

97.06%

214.970.328-90

01/24/1970

7

Not applicable.

Gustavo Jorge Laboissière Loyola

Audit Committee

Chairman of the Committee

Economist

04/25/2019

Annual

97.06%

101.942.071-53

Member of the Board of Directors

Member of the Related Parties Committee

Member of the Compensation Committee

12/19/1952

3

Maria Helena dos Santos Fernandes de Santana

Audit Committee

Committee member (effective)

Economist

06/23/1959

04/25/2019

Annual

6

76.47%

036.221.618-50

Not applicable.

Rogério Paulo Calderón Peres

035.248.608-26

Not applicable.

Audit Committee

Committee member (effective)

Business Administrator

02/02/1962

04/25/2019

Annual

4

97.06%

Gustavo Jorge Laboissière Loyola

101.942.071-53

Member of the Board of Directors

Chairman of the Audit Committee

Member of the Related Parties Committee

Compensation Committee

Committee member (effective)

Economist

12/19/1952

04/25/2019

04/25/2019

Annual

4

100.00%

Geraldo José Carbone

952.589.818-00

Not applicable.

Compensation Committee

Committee member (effective)

Economist

08/02/1956

04/25/2019

04/25/2019

Annual

2

100.00%

Pedro Luiz Bodin de Moraes

548.346.867-87

Member of the Board of Directors

Chairman of the Capital and Risk Management Committee

Member of the Related Parties Committee

Compensation Committee

Committee member (effective)

Economist

07/13/1956

04/25/2019

04/25/2019

Annual

10

100.00%

Pedro Moreira Salles

551.222.567-72

Co-chairman of the Board of Directors

Chairman of Strategy Committee

Chairman of the Nomination and Corporate Governance Committee

Chairman of the Personnel Committee

Member of the Social Responsibility Committee

Compensation Committee

Committee member (effective)

Banker

10/20/1959

04/25/2019

04/25/2019

Annual

10

100.00%

12.7/8 - Composition of committees

Name

Type of committee

Position held

Profession

Date of election

Term of office

Percentage of attendance at meetings

Taxpayer ID (CPF)

Description of other committees

Date of birth

Date of investiture

Number of consecutive terms of office

Other positions held/roles performed at the issuer

Roberto Egydio Setubal Compensation Committee Chairman of the Committee Engineer 04/25/2019 Annual 100.00%

007.738.228-52 04/25/2019 3

Co-chairman of the Board of Directors

Member of the Capital and Risk Management Committee

Member of the Strategy Committee

Alexsandro Broedel

031.212.717-09

Executive Officer

Investor Relations Officer

Other committees

Disclosure and Trding Committee

Chairman of the Committee

Accountant

10/05/1974

04/25/2019

04/25/2019

Annual

6

100.00%

Alfredo Egydio Setubal

014.414.218-07

Member of the Board of Directors

Member of the Personnel Committee

Member of the Disclosure and Trading Committee

Chairman of the Social Responsibility Committee

Other committees

Nomination and Corporate Governance Committee

Committee member (effective)

Business Administrator

09/01/1958

04/25/2019

04/25/2019

Annual

11

100.00%

12.7/8 - Composition of committees

Name

Type of committee

Position held

Profession

Date of election

Term of office

Percentage of attendance at meetings

Taxpayer ID (CPF)

Description of other committees

Date of birth

Date of investiture

Number of consecutive terms of office

Other positions held/roles performed at the issuer

Alfredo Egydio Setubal

014.414.218-07

Member of the Board of Directors

Member of the Nomination and Corporate Governance Committee

Member of the Personnel Committee

Chairman of the Social Responsibility Committee

Other committees

Disclosure and Trading Committee

Committee member (effective)

Business Administrator

09/01/1958

04/25/2019

04/25/2019

Annual

11

75.00%

Alfredo Egydio Setubal

014.414.218-07

Member of the Board of Directors

Member of the Nomination and Corporate Governance Committee

Member of the Disclosure and Trading Committee

Chairman of the Social Responsibility Committee

Other committees

Personnel Committee

Committee member (effective)

Business Administrator

09/01/1958

04/25/2019

04/25/2019

Annual

5

100.00%

Alfredo Egydio Setubal

014.414.218-07

Member of the Board of Directors

Member of the Personnel Committee

Member of the Nomination and Corporate Governance Committee

Member of the Disclosure and Trading Committee

Other committees

Social Responsibility Committee

Chairman of the Committee

Business Administrator

09/01/1958

04/25/2019

04/25/2019

Annual

2

0.00%

12.7/8 - Composition of committees

Name

Type of committee

Position held

Profession

Date of election

Term of office

Percentage of attendance at meetings

Taxpayer ID (CPF)

Description of other committees

Date of birth

Date of investiture

Number of consecutive terms of office

Other positions held/roles performed at the issuer

Álvaro Felipe Rizzi Rodrigues

166.644.028-07

Officer

Other committees

Disclosure and Trading Committee

Committee member (effective)

Lawyer

03/28/1977

04/25/2019

04/25/2019

Annual

5

100.00%

Ana Lúcia de Mattos Barreto Villela

066.530.828-06

Member of the Board of Directors

Member of the Personnel Committee

Member of the Social Responsibility Committee

Other committees

Nomination and Corporate Governance Committee

Committee member (effective)

Pedagogic Professional

10/25/1973

04/25/2019

04/25/2019

Annual

2

100.00%

Ana Lúcia de Mattos Barretto Villela

066.530.828-06

Member of the Board of Directors

Member of the Nomination and Corproate Governance Committee

Member of the Social Responsibility Committee

Other committees

Personnel Committee

Committee member (efective)

Pedagogic Professional

10/25/1973

04/25/2019

04/25/2019

Annual

2

100.00%

Ana Lúcia de Mattos Barretto Villela

066.530.828-06

Member of the Board of Directors

Member of the Personnel Committee

Member of the Nomination and Corporate Governance Committee

Other Committees

Social Responsiblity Committee

Committee member (efective)

Pedagogic Professional

10/25/1973

04/25/2019

04/25/2019

Annual

2

0.00%

Candido Botelho Bracher

039.690.188-38

Chief Executive Officer

Other Committees

Social Responsibility Committee

Committee member (effective)

Business Administrator

12/05/1958

04/25/2019

04/25/2019

Annual

2

0.00%

Carlos Henrique Donegá Aidar

076.630.558-96

Other committees

Disclosure and Trading Committee

Committee member (effective)

Economist

10/19/1965

04/25/2019

04/25/2019

Annual

5

75.00%

Not applicable.

Claudia Politanski

132.874.158-32

Social Responsibility Committee

Committee member (effective)

Lawyer

08/31/1970

04/25/2019

04/25/2019

Annual

2

0.00%

Director Vice-President

Fábio Colletti Barbosa

771.733.258-20

Membe of the Board of Directors

Member of the Strategy Committee

Member of the Nomination and Corporate Governance Committee

Chairman of the Related Parties Committee

Member of the Social Responsibility Committee

Other committees

Personnel Committee

Committee member (effective)

Business Administrator

10/03/1954

04/25/2019

04/25/2019

Annual

5

100.00%

12.7/8 - Composition of committees

Name

Type of committee

Position held

Profession

Date of election

Term of office

Percentage of attendance at meetings

Taxpayer ID (CPF)

Description of other committees

Date of birth

Date of investiture

Number of consecutive terms of office

Other positions held/roles performed at the issuer

Fábio Colletti Barbosa

Other committees

Committee member (effective)

Business Administrator

04/25/2019

04/25/2019

Annual

5

100.00%

771.733.258-20

Member of the Board of Directors

Member of the Strategy Committee

Nomination and Corporate Governance Committee

10/03/1954

Chairman of the Related Parties Committee

Member of the Personnel Committee

Member of the Social Responsibility Committee

Fábio Colletti Barbosa

Other committees

Committee member (effective)

Business Administrator

04/25/2019

04/25/2019

Annual

5

100.00%

771.733.258-20

Member of the Board of Directors

Member of the Nomination and Corporate Governance Committee

Chairman of the Related Parties Committee

Member of the Personnel Committee

Member of the Social Responsibility Committee

Strategy Committee

10/03/1954

Fábio Colletti Barbosa

771.733.258-20

Member of the Board of Directors

Member of the Strategy Committee

Other committees

Related Parties Committee

Chairman of the Committee

Business Administrator

10/03/1954

04/25/2019

04/25/2019

Annual

3

100.00%

Fábio Colletti Barbosa

771.733.258-20

Member of the Board of Directors

Member of the Strategy Committee

Member of the Personnel Committee

Member of the Nomination and Corporate Governance Committee

Chairman of the Related Parties Committee

Other committees

Social Responsibility Committee

Committee member (effective)

Business Administrator

10/03/1954

04/25/2019

04/25/2019

Annual

2

0.00%

12.7/8 - Composition of committees

Name

Type of committee

Position held

Profession

Date of election

Term of office

Percentage of attendance at meetings

Taxpayer ID (CPF)

Description of other committees

Date of birth

Date of investiture

Number of consecutive terms of office

Other positions held/roles performed at the issuer

Gustavo Jorge Laboissière Loyola

Other committees

Committee member (effective)

Economist

12/19/1952

04/25/2019

04/25/2019

Annual

6

100.00%

101.942.071-53

Related Parties Committee

Member of the Board of Directors

Chairman of the Audit Committee

Member of the Compensation Committee

João Moreira Salles

295.520.008-58

Member of the Board of Directors

Other committees

Strategy Committee

Committee member (effective)

Economist

04/11/1981

04/25/2019

04/25/2019

Annual

2

100.00%

José Galló

032.767.670-15

Member of the Board of Directors

Other committees

Personnel Committee

Committee member (effective)

Business Administrator

09/11/1951

04/25/2019

04/25/2019

Annual

3

100.00%

Marco Ambrogio Crespi Bonomi

Other committees

Committee member (effective)

Economist

05/06/1956

04/25/2019

04/25/2019

Annual

2

100.00%

700.536.698-00

Member of the Board of Directors

Member of the Capital and Risk Management Committee

Nomination and Corporate Governance Committee

Marco Ambrogio Crespi Bonomi

Other committees

Committee member (effective)

Economist

05/06/1956

04/25/2019

04/25/2019

Annual

2

100.00%

700.536.698-00

Member of the Board of Directors

Member of the Nomination and Corporate Governance Committee

Capital and Risk Management Committee

12.7/8 - Composition of committees

Name

Type of committee

Position held

Profession

Date of election

Term of office

Percentage of attendance at meetings

Taxpayer ID (CPF)

Description of other committees

Date of birth

Date of investiture

Number of consecutive terms of office

Other positions held/roles performed at the issuer

Milton Maluhy Filho Other committees

Committee member (effective) Business Administrator 04/25/2019 Annual

1

100.00%

252.026.488-80 Disclosure and Trading Committee

Vice-President Director

06/08/1976 04/25/2019

Pedro Luiz Bodin de Moraes Other committees Chairman of the Committee Economist 04/25/2019 Annual 100.00%

548.346.867-87 Capital and Risk Management Committee

Member of the Board of Directors

Member of the Related Parties Committee

Member of the Compensation Committee

Pedro Luiz Bodin de Moraes

Other committees

Committee member (effective)

Economist

07/13/1956

04/25/2019

04/25/2019

Annual

6

100.00%

548.346.867-87

Related Parties Committee

Member of the Board of Directors

Chairman of the Capital and Risk Management Committee

Member of the Compensation Committee

07/13/1956 04/25/2019 10

12.7/8 - Composition of committees

Name

Type of committee

Position held

Profession

Date of election

Term of office

Percentage of attendance at meetings

Taxpayer ID (CPF)

Description of other committees

Date of birth

Date of investiture

Number of consecutive terms of office

Other positions held/roles performed at the issuer

Pedro Moreira Salles

551.222.567-72

Co-chairman of the Board of Directors

Chairman of the Nomination and Corporate Governance Committee

Chairman of the Personnel Committee

Member of the Compensation Committee

Member of the Social Responsibility Committee

Other committees

Strategy Committee

Chairman of the Committee

Banker

10/20/1959

04/25/2019

04/25/2019

Annual

10

100.00%

Pedro Moreira Salles

Other committees

Chairman of the Committee

Banker

04/25/2019

Annual

66.67%

551.222.567-72

Co-chairman of the Board of Directors

Chairman of the Strategy Committee

Chairman of the Personnel Committee Member of the Compensation Committee

Member of the Social Responsibility Committee

Nomination and Corporate Governance Committee

10/20/1959

04/25/2019

10

Pedro Moreira Salles

Other committees

Chairman of the Committee

Banker

10/20/1959

04/25/2019

04/25/2019

Annual

10

100.00%

551.222.567-72

Personnel Committee

Co-chairman of the Board of Directors

Chairman of the Strategy Committee

Chairman of the Nomination and Corporate Governance Committee

Member of the Compensation Committee

Member of the Social Responsibility Committee

Pedro Moreira Salles

551.222.567-72

Co7-chairman of the Board of

Directors

Chairman of the Strategy Committee

Chairman of the Nomination and Corporate Governance Committee

Chairman of the Personnel Committee

Member of the Compensation Committee

Other committees

Social Responsibility Committee

Committee member (effective)

Banker

10/20/1959

04/25/2019

04/25//2019

Annual

0

0.00%

12.7/8 - Composition of committees

Name

Type of committee

Position held

Profession

Date of election

Term of office

Percentage of attendance at meetings

Taxpayer ID (CPF)

Description of other committees

Date of birth

Date of investiture

Number of consecutive terms of office

Other positions held/roles performed at the issuer

Ricardo Villela Marino

252.398.288-90

Member of the Board of Directors

Other committees

Strategy Committee

Committee member (effective)

Engineer

01/28/1974

04/25/2019

04/25/2019

Annual

9

75.00%

Roberto Egydio Setubal

Other committees

Committee member (effective)

Engineer

10/13/1954

04/25/2019

04/25/2019

Annual

10

100.00%

007.738.228-52

Strategy Committee

Co-chairman of the Board of Directors Member

of the Capital and Risk Management Committee

Chairman of the Compensation Committee

Roberto Egydio Setubal

007.738.228-52

Co-chairman of the Board of Directors

Member of the Strategy Committee

Chairman of the Compensation Committee

Other committees

Capital and Risk Management Committee

Committee member (effective)

Engineer

10/13/1954

04/25/2019

04/25/2019

Annual

10

100.00%

12.7/8 – Composition of committees

Profesional experience / Statement of any conviction / Independence criteria

Antonio Carlos Barbosa de Oliveira - 528.154.718-68

Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2018.

Main activity of the company: Holding company.

Instituto Itaú Cultural: Member of the Board of Directors since April 1994 and Executive Officer from July 2001 to April 2018.

Main activity of the company: Activities pertinent to culture and arts associations.

Banco Itaú BBA S.A.: Member of the Board of Directors from June 2010 to April 2015; Director Vice President from February 2003 to April 2010; Member of the Board of Directors from February 2003 to February 2009.

Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco Holding S.A.: Executive Officer from May 2008 to May 2010; Member of the Disclosure and Trading Committee from May 2005 to April 2010; Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President from April 2008 to April 2010; Vice President from 2002 to 2003; Executive Officer from March 1994 to July 2002; Managing Officer from December 1991 to August 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco União de Bancos Brasileiros S.A.: Director Vice President from November 2008 to April 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itauleasing S.A.: Managing Officer from December 1994 to September 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú Argentina S.A.: Executive General Director from 1995 to 2001.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itautec Informática S.A.: Officer from 1983 to 1991, Banking and Commercial Automation Division.

Main activity of the company: Wholesale trading of IT equipment.

Itaú Tecnologia S.A.: General Management of Microelectronics Projects from 1981 to 1983.

Main activity of the company: Wholesale trading of IT equipment.

Other activities:

Fernand Braudel Institute of World Economics: Member of the Board of Directors since 2016.

“Amigos da Poli” Endownment Fund: Vice President of the Board in 2012.

Main activity of the company: Activities pertinent to associations not mentioned previously.

VISA Argentina: Officer from 1997 to 2001.

Argentine Banking Association (ABA – Associacion de Bancos de la Argentina): Officer from 1994 to 2001.

Institute of Advanced Studies at Universidade de São Paulo: Member of the Management Board in 1994.

Main activity of the company: Educational support activities, except for school funds.

Academic background: Bachelor’s degree in Mechanical (Production) Engineering from the Engineering School of Universidade de São Paulo (USP) in 1974; Master of Science in Management from the Massachusetts Institute of Technology (MIT) in 1977; and Master of Astronomy from James Cook University in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Itaú Unibanco Holding S.A.: Member of the Audit Committee since July 2015.

Main activity of the company: Holding company.

Itaú Corpbanca (Chile): Member of the Audit Committee since April 2018.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Fibra S.A.: Chief Executive Officer from August 2009 to October 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco do Brasil S.A.: Chief Executive Officer from December 2006 to April 2009; Vice President of Retail and Distribution from July 2005 to December 2006; Vice President of International and Wholesale Business from November 2004 to July 2005; Commercial Officer from September 2001 to November 2004; Executive Superintendent of the Commercial Department from July 2000 to September 2001; State Superintendent of Tocantins from May 1999 to May 2000; Regional Superintendent of Belo Horizonte from January 1997 to May 1999.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Brasilprev Seguros e Previdência S.A.: Member of the Board of Directors from 2007 to 2009.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Member of the Board of Directors from 2006 to 2009.

BB Securities Limited: Member of the Board of Directors from 2004 to 2005.

Brasilsaúde Companhia de Seguros: Member of the Board of Directors from 2003 to 2005.

Companhia de Seguros Aliança do Brasil: Member of the Board of Directors from 2001 to 2009.

BB Previdência – Fundo de Pensão Banco do Brasil: Member of the Board of Directors from 2000 to 2007.

Academic background: Master’s degree in Economics from Fundação Getúlio Vargas since January 2014; Brazilian Institute for Corporate Governance course for board members (2014); Latu Sensu Postgraduate course in Marketing from PUC Rio de Janeiro (2001); MBA for Executives from Fundação Dom Cabral (1997); Bachelor’s degree in Economic Sciences from Universidade Federal de Pernambuco (1996).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Diego Fresco Gutierrez - 214.970.328-90

Itaú Unibanco Holding S.A.: Member of the Audit Committee (Financial Expert) since April 2014.

Main activity of the company: Holding company.

Independent consultant since 2013 in complex financial reporting mainly for publicly-held companies registered in Brazil and in the United States, and in internal and external auditing issues.

Itaú Corpbanca (Chile): Member of the Audit Committee since May 2016 and Alternate Director since March 2018.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Corpbanca (Colombia) Member of the Audit Committee since April 2018.

Main activity of the company: Multiple-service banking, with commercial portfolio.

PricewaterhouseCoopers (1990 to 2013) – Brazil, Uruguay, and the United States: held different positions in his career, mainly as partner in charge of accounting advisory and regulatory requirements for issue of securities overseas, and also worked in the auditing of financial statements.

Main activity of the company: Accounting and tax audit and consulting services.

Academic background: Bachelor’s degree in Accounting from Universidad de la Republica Oriental del Uruguay in 1994. Mr. Gutierrez is a Certified Public Accountant in the United States for the State of Virginia since 2002, and a Public Accountant registered in the Regional Accounting Council of the State of São Paulo. He also attended the course for board members, in 2013, from the Brazilian Institute of Corporate Governance.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Gustavo Jorge Laboissière Loyola - 101.942.071-53

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2006 (independent director); Elected Chairman of the Audit Committee in April 2017; Chairman of the Audit Committee from September 2008 to April 2014; Member of the Audit Committee from May 2007 to November 2008; Member of the Capital and Risk Management Committee from July 2008 to May 2017; Member of the Related Parties Committee since April 2013; Member of the Compensation Committee since June 2016; Member of the Fiscal Council from March 2003 to April 2006.

Main activity of the company: Holding company.

Tendências Consultoria Integrada S/S Ltda.: Partner since November 2002.

Main activity of the company: Consultancy.

Tendências Conhecimento Assessoria Econômica Ltda.: Partner since July 2003.

Main activity of the company: Consultancy.

Gustavo Loyola Consultoria S/C: Managing Partner since February 1998.

Main activity of the company: Consultancy on Economics.

Central Bank of Brazil: Governor from November 1992 to March 1993 and from June 1995 to November 1997; Deputy Governor of the National Financial System Regulation and Organization from March 1990 to November 1992.

Main activity of the company: Federal government agency.

Academic background: Bachelor’s degree in Economics from Universidade de Brasília, in 1979; Ph.D. in Economics from Fundação Getúlio Vargas – Rio de Janeiro, in 1983.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Maria Helena dos Santos Fernandes de Santana - 036.221.618-50

Itaú Unibanco Holding S.A.: Member of the Audit Committee since June 2014.

Main activity of the company: Holding company.

Oi S.A.: Member of the Board of Directors and Coordinator of the Personnel, Nomination and Governance Committee since 2018.

Main activity of the company: Telecommunications.

XP Investimentos S.A.: Chairman of the Audit Committee since 2018.

Main activity of the company: Securities Broker.

Bolsas y Mercados Españoles (BME): Member of the Board of Directors since 2016.

Main activity of the company: Administration of organized securities markets.

IFRS Foundation: Member of the Board of Trustees since January 2014.

Main activity of the company: Foundation that hosts the International Accounting Standards Board (IASB).

Latin American Roundtable on Corporate Governance (OECD/WB Group): Member since 2000.

Main activity of the company: Multilateral group – corporate governance.

International Integrated Reporting Council (IIRC): Member of the Nomination and Governance Committee since 2016.

Main activity of the company: Multilateral group that sets integrated reporting standards.

Advisory Committee – State-Owned Enterprises Governance Market (B3); Brazilian Takeover Panel (CAF); Advisory Committee – Companies and Underwriting (B3): Member.

Main activity of the company: Non-profit association.

Companhia Brasileira de Distribuição S.A.: Member of the Board of Directors and Chairman of the Corporate Governance Committee from 2013 and June 2017.

Main activity of the company: Retailing.

Totvs S.A.: Member of the Board of Directors and Coordinator of the Audit Committee between 2013 and 2017.

Main activity of the company: Communication and IT.

CPFL Energia S.A.: Member of the Board of Directors from April 2013 to 2015.

Main activity of the company: Electric energy distribution.

International Organization of Securities Commissions (IOSCO): Chairman of the Executive Committee from 2010 to 2012.

Main activity of the company: Non-profit organization.

Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Chairman from July 2007 to July 2012 and Director from July 2006 to July 2007. Also represented CVM at the Financial Stability Board (FSB) between 2009 and 2012.

Main activity of the company: Public administration in general.

Brazilian Institute of Corporate Governance (IBGC – Instituto Brasileiro de Governança Corporativa): Vice President from 2004 to 2006.

Main activity of the company: Activities of associations for protection of social rights.

São Paulo Stock Exchange – BOVESPA (currently B3 S.A. – Brasil, Bolsa, Balcão): Ms. Santana worked initially in the Special Projects Department from 1994 to 2006, and as Executive Superintendent of Relationships with Companies from 2000 to 2006. In this position, she was responsible for the supervision of listed companies and for attracting new companies to the stock exchange. She was involved in the creation of the “Novo Mercado” listing segment and was responsible for its implementation.

Main activity of the company: Administration of organized securities markets.

Academic background: Economist graduated in 1990 from the School of Economics, Business Administration and Accounting (FEA) of Universidade de São Paulo (USP).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Rogério Paulo Calderón Peres - 035.248.608-26

Itaú Unibanco Holding S.A.: Member of the Audit Committee since November 2016; Officer from April 2011 to April 2014; Member of the Disclosure and Trading Committee from June 2009 to April 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer from April 2009 to April 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Director Vice President from June 2012 to April 2013; Chairman of the Board of Directors and CEO from April 2013 to April 2014.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Officer from April 2013 to April 2014.

Main activity of the company: Lease operations.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from 2007 to 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

HSBC Group: CFO for Latin America, Member of the Financial Management Council and Member of the Administrative Committee for Latin America from July 2014 to October 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge Group – Bunge Brasil S.A.: Executive Vice President from 2003 to 2006.

Fosfertil, Ultrafertil and Fertifos: Member of the Board of Directors.

Bunge Foundation, Bungeprev and Fosfertil: Member of the Audit Committee.

PricewaterhouseCoopers from 1981 to 2003: Partner engaged in the Audit, Tax and Consultancy for Agribusiness and Consumer and Retail Products Divisions.

Academic background: Bachelor’s degree in Business Administration from Fundação Getúlio Vargas (São Paulo) and in Accounting from Fundação Paulo Eiró (São Paulo); Postgraduate degrees and special professional courses: E-Business Education Series from the University of Virginia Darden School of Business; Executive MBA from the University of Western Ontario, in Canada; Case Studies in consumer and retail companies; Center for Executive Development Faculty at Princeton University, Business Strategy and Organization; Continuing Education Management and Professional Training, Arundel, England; Executive Business Development – Finance and

Investment Decision Course – Research and Metrics at Fundação Getúlio Vargas (São Paulo); Continuing Education Course at Harvard Business School, Making Corporate Boards More Effective, United States.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Geraldo José Carbone - 952.589.818-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors to June 2017 from April 2018; Member of the Board of Directors from August 2006 to April 2008; Member of the Risk and Capital Management Committee and of the Nomination and Corporate Governance Committee from May 2017 to October 2018. Non-administrative member of the Compensation Committee since January 2019.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Managing Vice President from April 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaubank S.A.: Managing Vice President from April 2009 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Vida e Previdência S.A.: Managing Vice President from March 2009 to March 2011.

Main activity of the company: Life insurance.

G/xtrat Consultoria Econômica Ltda.: Managing Partner since 2011.

Main activity of the company: Corporate management advisory services, except specific technical advisory services.

GC/Capital Empreendimentos e Participações Ltda.: Managing Partner since 2011.

Main activity of the company: Holding companies of non-financial institutions.

Bank Boston: CEO from July 1987 to August 2006; Vice President of the Asset Management Division from 1994 to 1997; Officer of the Economics Department and of the Investment Research Unit in Brazil from 1991 to 1994.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Bunge y Born: Chief Economist from 1982 to 1987.

Academic Background: Bachelor’s degree in Economics from Universidade de São Paulo in 1978

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Itaú Unibanco Holding S.A.: Member of the Board of Directors since February 2009 (independent director); Member of the Capital and Risk Management Committee since August 2009, being Chairman since July 2012; Member of the Compensation Committee since February 2011; Member of the Related Parties Committee since April 2013.

Main activity of the company: Holding company.

Cambuhy Investimentos Ltda.: Partner since 2011.

Main activity of the company: Portfolio management and fund management services.

Ventor Investimentos Ltda.: Partner since 2009.

Main activity of the company: Portfolio management and fund management by contract or commission services.

Unibanco – União de Banco Brasileiros S.A.: Member of the Board of Directors from July 2003 to December 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Icatu Holding S.A.: Director from 2002 to 2003 and Partner from 2005 to 2014.

Main activity of the company: Holding company.

Banco Icatu S.A.: Director and Partner from 1993 to 2002.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Central Bank of Brazil: Monetary Policy Director from 1991 to 1992.

Main activity of the company: Federal government agency.

Brazilian Social and Economic Development Bank (BNDES – Banco Nacional de Desenvolvimento Econômico e Social): Director from 1990 to 1991.

Main activity of the company: Development bank.

Academic background: Bachelor’s and Master’s degree in Economics from Pontifícia Universidade Cato´ lica do Rio de Janeiro (PUC-Rio); Ph.D. in Economics from the Massachusetts Institute of Technology (MIT).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Pedro Moreira Salles - 551.222.567-72

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Member of the Board of Directors since February 2009 and Chairman of the Board of Directors from August 2009 to April 2017 (non-executive director); Member of the Social Responsibility Committee since January 2019; Chairman of the Nomination and Corporate Governance Committee, and of the Personnel Committee since August 2009; Member of the Compensation Committee since February 2011, serving as Chairman from February 2011 to May 2017; Member of the Strategy Committee since 2009, serving as Chairman since May 2017 and from August 2009 to April 2016;

Executive Vice President from November 2008 to August 2009.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from February 2010 to April 2012.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Member of the Board of Directors from December 1989 to July 1990; Vice Chairman of the Board of Directors from July 1990 to December 2008; Chief Executive Officer from September 2004 to November 2008; Director Vice President from November 2008 to October 2009.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco Holdings S.A.: Vice Chairman of the Board of Directors from March 2008 to November 2008 and Chief Executive Officer from March 2007 to November 2008.

Main activity of the company: Holding company.

Unibanco Seguros S.A.: Chairman of the Board of Directors from December 1995 to February 2009.

Main activity of the company: Insurance.

E. Johnston Representação e Participações S.A.: Chairman of the Board of Directors from 2001 to February 2009.

Main activity of the company: Holding company.

Companhia E. Johnston de Participações: Chairman of the Board of Directors since 2008 and Chief Executive Officer since 2008.

Main activity of the company: Holding company.

IUPAR – Itaú Unibanco Participações S.A.: Chairman of the Board of Directors since 2018; CEO from June 2015 to June 2018; Member of the Board of Directors from November 2008 to June 2015, and Chairman of the Board of Directors from November 2008 to April 2012.

Main activity of the company: Holding company.

Porto Seguro S.A.: Vice Chairman of the Board of Directors from November 2009 to March 2012.

Main activity of the company: Holding company.

Totvs S.A.: Member of the Board of Directors from March 2010 to September 2017.

Main activity of the company: Communication and technology.

Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos): Chairman of the Board of Directors since March 2017.

Academic background: Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles. Mr. Moreira Salles attended the International Relations Program at Yale University and the Owner/President Management (OPM) Program at Harvard University.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Roberto Egydio Setubal - 007.738.228-52

Itaú Unibanco Holding S.A.: Co-chairman of the Board of Directors since June 2017; Vice Chairman of the Board of Directors (non-executive director) from March 2003 to April 2017, and Chief Executive Officer from November 1995 to April 2017; Chairman of the International Advisory Board from March 2003 to April 2009; Member of the Strategy Committee since August 2009; Member of the Personnel Committee from August 2009 to May 2017; Member of the Capital and Risk Management Committee since June 2008; Member of the Nomination Committee from May 2006 to April 2009; Member of the Compensation Committee from May 2006 to April 2009 and Chairman since May 2017; and Member of the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Royal Dutch Shell (Netherlands): Member of the Board of Directors and Member of the Audit Committee since October 2017.

Itaú Unibanco S.A.: Chief Executive Officer from April 1994 to March 2015; General Director from July 1990 to April 1994; Member of the Board of Directors from May 1991 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Chairman of the Board of Directors from November 2004 to April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Chief Executive Officer from November 2008 to April 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itauseg Participações S.A.: Chairman of the Board of Directors from July 2005 to April 2013; Chief Executive Officer from March 2005 to July 2008.

Main activity of the company: Holding company.

Itaúsa – Investimentos Itaú S.A.: Director Vice President since May 1994; Chairman of the Accounting Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

President of the National Federation of Banks (FENABAN – Federação Nacional dos Bancos) and of the Brazilian Federation of Banks (FEBRABAN – Federação Brasileira de Bancos) from April 1997 to March 2001; President of the Advisory Board of FEBRABAN from October 2008 to March 2017; Member of the Board of the International Monetary Conference since 1994; Member of the International Advisory Committee of the Federal Reserve Bank of New York since 2002; Member of the Trilateral Commission and International Board of the New York Stock Exchange (NYSE) since April 2000; Member of the China Development Forum since 2010; Co-chair of the World Economic Forum (WEF) 2015 since 2015; Member of the Economic and Social Development Council of the Presidency of the Republic (CDES) since November 2016.

Academic background: Bachelor’s degree in Production Engineering from the Engineering School of Universidade de São Paulo, in 1977, and Master’s degree in Science Engineering from Stanford University, in 1979.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alexsandro Broedel - 031.212.717-09

Itaú Unibanco Holding S.A.: Finance Executive Officer since April 2015, and Officer from August 2012 to March 2015; Investor Relations Officer since October 2017; Member of the Disclosure and Trading Committee since October 2013, serving as Chairman since October 2017, in addition to holding a management position in other companies of the Itaú Unibanco Conglomerate.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Executive Officer since March 2015; Officer from May 2012 to March 2015.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Investimentos Bemge S.A.: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018, serving as Officer from June 2012 to February 2018; Investor Relations Officer since October 2017.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itauseg Participações S.A.: Officer since June 2012.

Main activity of the company: Holding company of non-financial institutions.

Dibens Leasing S.A. – Arrendamento Mercantil: Chairman of the Board of Directors since April 2018; Chief Executive Officer since February 2018; Officer since August 2012; Investor Relations Officer since October 2017.

Main activity of the company: Lease operations.

Universidade de São Paulo: Full Professor of Accounting and Finance since 2002, teaching in graduate, master and doctorate programs.

Main activity: Education institution.

Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários): Commissioner from 2010 to 2012.

Main activity of the company: Supervisory authority for the Brazilian securities market.

Mattos Filho, Veiga Filho, Marrey Jr. e Quiroga Advogados: Consultant from 2008 to 2009.

Main activity of the company: Law firm.

B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Audit Committee in 2012.

Main activity of the company: Administration of organized securities markets.

CETIP S.A. – Mercados Organizados (Organized Over-the-counter Market in Assets and Derivatives): Member of the Board of Directors from May 2013 to March 2017.

Main activity of the company: Organized over-the-counter markets managing company.

International Accounting Standards Board (IASB): Member since 2010.

Main activity of the company: Independent supervisory body of the IFRS Foundation, responsible for developing and approving IFRS.

IRB Brasil Resseguros: Member of the Board of Directors since 2015.

Main activity of the company: Reinsurance and retrocession operations.

International Integrated Reporting Committee (IIRC): Member from 2014 to 2019.

Main activity of the company: Global authority and steward of matters related to Integrated Accounting Reporting.

FEA-USP: Full Professor.

Main activity of the company: Education Institution.

EAESP-FGV: Professor from 2001 to 2002.

Main activity of the company: Education Institution.

Manchester Business School: Professor in 2005.

Main activity of the company: Education Institution.

London School of Economics: Visiting Professor.

Main activity of the company: Education Institution.

Academic background: Ph.D. in Accounting and Finance from Manchester Business School in 2008; Ph.D. in Controllership and Accounting from Universidade de São Paulo (USP) in 2001; Bachelor’s degree in Accounting from Universidade de São Paulo (USP) in 1997; and Bachelor’s degree in Law from Universidade de São Paulo (USP) in 2012.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Alfredo Egydio Setubal - 014.414.218-07

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2007 (non-executive director); Director Vice President from March 2003 to March 2015 and Investor Relations Officer from March 2003 to February 2015; Chairman of the Social Responsibility Committee since January 2019; Member of the Disclosure and Trading Committee since November 2008, and Chairman from November 2008 to February 2015; Member of the Nomination and Corporate Governance Committee since August 2009; Member of the Capital and Risk Management Committee from April 2015 to May 2017; Member of the Personnel Committee since April 2015 and the Accounting Policies Committee from May 2008 to April 2009.

Main activity of the company: Holding company.

Investimentos Bemge S.A.: Chairman of the Board of Directors from April 2008 to April 2013.

Main activity of the company: Support to companies in which it holds interest, including carrying out studies and providing funds.

Itaú Unibanco S.A.: Director Vice President from April 1996 to March 2015; Investor Relations Officer from 1995 to 2003; Executive Officer from May 1993 to June 1996; Managing Officer from 1988 to 1993.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Chief Executive Officer and Investor Relations Officer since May 2015; Vice Chairman of the Board of Directors since September 2008; Coordinator since May 2015 and Member of the Ethics, Disclosure and Trading Committees since May 2009 and Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

National Association of Investment Banks (ANBID – Associação Nacional dos Bancos de Investimento): Vice President from 1994 to August 2003 and President from August 2003 to August 2008. Association of Broker-Dealers (ADEVAL – Associação da Distribuidora de Valores): Member of the Advisory Board since 1993. Brazilian Association of Listed Capital Companies (ABRASCA – Associação Brasileira das Companhias Abertas): Member of the Management Board from 1999 to 2017. Brazilian Institute of Investors Relations (IBRI – Instituto Brasileiro de Relações com Investidores): Member of the Board of Directors from 1999 to 2009 and Chairman of the Superior Guidance, Nomination and Ethics Committee since 2009. São Paulo Museum of Modern Art (MAM): Financial Officer since 1992.

Academic background: Bachelor’s degree in 1980 and Postgraduate degree in Business Administration from Fundação Getúlio Vargas, with a specialization course at INSEAD (France).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Álvaro Felipe Rizzi Rodrigues - 166.644.028-07

Itaú Unibanco Holding S.A.: Officer since April 2015; Member of the Disclosure and Trading Committee since October 2014.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since October 2014; Legal Superintendent from July 2008 to August 2014 and Legal Manager from March 2006 to July 2008, working in the coordination and supervision of M&A legal matters, domestic corporate legal matters and corporate governance, corporate paralegal matters, legal matters – contracts, equity, marketing, and third sector, international legal matters (responsible for the matrix management of the legal teams of the Itaú Unibanco Conglomerate’s foreign units, and for the follow-up and assessment of the main legal matters regarding these units), and retail business legal matters (responsible for the legal matters pertinent to the products and services for retail banking and insurance).

Main activity of the company: Multiple-service banking, with commercial portfolio.

Tozzini Freire Advogados: Mr. Rodrigues worked in the areas of corporate law and contracts law from August 1998 to February 2005.

Main activity of the company: Legal services.

Academic background: Bachelor’s degree in Law from the Law School of Universidade de São Paulo (USP) in 1999; Specialization in Business Law from Pontifícia Universidade Católica de São Paulo (PUC-SP) in 2001; and LL.M. from Columbia University School of Law, New York, in 2004.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ana Lúcia de Mattos Barretto Villela – 066.530.828-06

Itaú Unibanco Holding S.A.: Member of the Board of Directors (non-executive director); Member of the Nomination and Corporate Governance Committee since April 2018; Member of the Personnel Committee since April 2018; Member of the Social Responsibility Committee since January 2019.

Main activity of the company: Holding company.

Itaúsa - Investimentos Itaú S.A.: Vice Chairman of the Board of Directors (non-executive director) since April 2017.

Main activity of the company: Holding company.

IUPAR — Itaú Unibanco Participações SA. Alternate Member of the Board of Directors since June 2018.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Member of the Board of Directors from June 1996 to July 2001.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Duratex S.A.: Member of the Sustainability Committee since April 2015.

Main activity of the company: Civil construction, construction and decoration material.

Itaú Cultural: Member of the Board of Directors since 1995 and Member of the Board of Executive Officers since February 2017.

Itaú Social: Member of the Steering Committee since February 2017.

XPrize: Member of the Innovation Board since August 2018.

AlanaLab (Maria Farinha Filmes, Flow, JungleBee): Co-founder since September 2014.

Alana Foundation: Founding President since April 2012.

Instituto Alana: President since April 2002.

Commercial Free Childhood (CCFC): Member of the Advisory Board from December 2015 to December 2017.

Instituto Akatu: Member of the Advisory Board from June 2013 to December 2017.

Conectas: Member of the Advisory Board from 2003 to January 2018.

Instituto Brincante: Member of the Advisory Board since 2001.

Ashoka: Ashoka Fellow since February 2010.

Academic background: Bachelor’s degree in Pedagogy with emphasis on School Management (1996) and Master’s degree in Educational Psychology (2003) from Pontifícia Universidade Católica de São Paulo (PUC-SP). Bachelor’s degree in Business Administration from FAAP (incomplete) and Postgraduate degree in Third Sector Management from Fundação Getúlio Vargas – FGV (incomplete).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Candido Botelho Bracher - 039.690.188-38

Itaú Unibanco Holding S.A.: Chief Executive Officer since June 2017; General Director of Wholesale Banking from July 2015 to May 2017; Director Vice President from August 2005 to June 2015; Member of the Board of Directors from February 2009 to April 2017 (executive director); Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to May 2017; and Member of the Strategy Committee from April 2015 to May 2017; Member of the Social Responsibility Committee since January 2019.

Main activity of the company: Holding company.

Banco Itaú BBA S.A.: Banco Itaú BBA S.A.: Vice Chairman of the Board of Directors from March 2013 to April 2015 and Member of the Board of Directors from November 2014 to March 2013; Chief Executive Officer from August 2005 to February 2015 and Director Vice President from November 2004 to August 2005.

Main activity of the company: Multiple-service banking, with investment portfolio.

B3 S.A. - Brasil, Bolsa, Balcão (current name of BM&F Bovespa S.A.): Member of the Board of Directors from April 2009 to June 2014.

Main activity of the company: Commodities and futures exchange.

Pão de Açúcar – Companhia Brasileira de Distribuição: Alternate Member of the Board of Directors from September 1999 to June 2005; Member of the Board of Directors from June 2005 to March 2013.

Main activity of the company: Retail business.

Banco Itaú BBA Creditanstalt S.A.: Officer and Partner (1988 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1980.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Carlos Henrique Donegá Aidar - 076.630.558-96

Banco Itaú BBA S.A.: Officer since April 2015.

Main activity of the company: Multiple-service banking, with investment portfolio.

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since January 2015.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since April 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Redecard S. A.: Officer since April 2015.

Main activity of the company: Payment services provider.

Itauseg Participações S.A.: Officer since September 2014.

Main activity of the company: Holding company of non-financial institutions.

In December 1986, Mr. Aidar joined this financial institution, serving as Controllership Officer from July 2008 to August 2014 when he was in charge of the Financial Planning and Managerial Control Departments, being responsible for the conglomerate’s budget planning in its managerial, accounting, and tax aspects, the control and determination of results for the several departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, providing support to the conglomerate’s cost system management, and analysis and submission of results to the executive committees. From September 2014 up to this date, Mr. Aidar is the officer in charge of the Financial Control Department, being mainly responsible for:

preparing the conglomerate’s individual and consolidated financial statements; contacting with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under IFRS; carrying out tax and corporate management for all companies in Brazil and abroad; carrying out financial control management of foreign units and the conglomerate’s accounting policies.

Academic background: Bachelor’s degree in Economics from the São Paulo School of Economics of Fundação Escola de Comércio Álvares Penteado in 1986; Postgraduate degree in Finance from Universidade de São Paulo (USP) in 1994.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Claudia Politanski - 132.874.158-32

Itaú Unibanco Holding S.A.: Director Vice President since April 2015, and Executive Officer from November 2008 to March 2015; Member of the Disclosure and Trading

Committee from April 2009 to May 2015. Member of the Social Responsibility Committee since January 2019.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President since July 2013; Executive Officer from February 2010 to July 2013.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from August 2007 to July 2014; Officer from February 2006 to August 2007; Deputy Officer from July 2003 to February 2006.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Academic background: Bachelor’s degree in Law from Universidade de São Paulo in 1992 and LL.M. from the University of Virginia.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of

CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Fábio Colletti Barbosa - 771.733.258-20

Itaú Unibanco Holding S.A.: Member of the Board of Directors since July 2015 (independent director); Member of the Personnel Committee, Nomination and Corporate Governance Committee, and Strategy Committee since April 2015; Chairman of the Related Parties Committee since May 2017; Member of the Social Responsibility Committee since January 2019.

Main activity of the company: Holding company.

Natura Cosméticos S.A.: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Wholesale business of cosmetics and beauty products.

Cia.Hering: Member of the Board of Directors since May 2017 (independent director).

Main activity of the company: Manufacturing of cotton woven and knitted clothing, except for socks.

Abril Comunicações S.A.: President from September 2011 to March 2014.

Main activity of the company: Printing of books, magazines and other periodicals.

Banco Santander (Brasil) S.A.: Chairman of the Board of Directors from January 2011 to September 2011.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Santander S.A.: Chairman of the Board of Directors from August 2008 to December 2010.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Real S.A.: Chief Executive Officer from 1998 to 2008.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Fundação OSESP: Chairman of the Board of Directors since 2012.

Insper – Instituto de Ensino e Pesquisa: Member of the Governing Council since 2010.

UN Foundation (Fundação das Nações Unidas – USA): Board Member since 2011. Instituto Empreender Endeavor: Board Member since 2008.

Almar Participações S.A.: Board Member since 2013.

Gávea Investments: Member of the Investment Committee since September 2015.

Academic background: Bachelor’s degree in Economics from the School of Economics of Fundação Getúlio Vargas, São Paulo, and Master’s degree in Business Administration from the Institute for Management and Development, Lausanne.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

João Moreira Salles - 295.520.008-58

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (non-executive director); Member of the Strategy Committee since May 2017.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA Creditanstalt S.A.: Economist (2002 to 2003).

Main activity of the company: Multiple-service banking, with investment portfolio.

IUPAR – Itaú Unibanco Participações S.A.: Officer since June 2018; Member of the Board of Directors from June 2015 to June 2018.

Main activity of the company: Holding company.

Brasil Warrant Administração de Bens e Empresas S.A.: Officer (current position).

Since 2013, he is co-responsible for the management of BW Gestão de Investimentos (BWGI) and Member of the Investment (CO-CIO), Risk and Operations Committees; Member of the Advisory Board of Cambuhy Agrícola and responsible for monitoring the other BWSA’s subsidiaries.

Main activity of the company: Holding company of non-financial institutions.

Cambuhy Investimentos: Partner since 2013; Member of the Investment Committee since 2013; Member of the Board of Directors of the investee Parnaíba Gás Natural, from 2014 to 2017.

Main activity of the company: Consulting on business management.

J.P. Morgan Chase, NY, USA: Investment Banker (from 2011 to 2013).

ForeSee Asset Management, SP, Brazil: Chief Economist (from 2003 to 2005).

Academic background: Bachelor’s degree in Economics from INSPER (IBMEC-SP), São Paulo, Brazil (2003); Master’s degree in Economics from Columbia University, GSAS, NY, USA (2007); Master’s degree in Finance from Columbia University, GSB, NY, USA (2009); and Ph.D. in Economics from Universidade de São Paulo (FEAUSP), São Paulo, Brazil (2012).

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

José Galló - 032.767.670-15

Itaú Unibanco Holding S.A.: Member of the Board of Directors since April 2016 (independent director) and Member of the Personnel Committee since June 2016.

Main activity of the company: Holding company.

Lojas Renner S.A.: Member of the Board of Directors since 1998, serving as Chairman of that Board from 1999 to 2005; Chief Executive Officer since March 1999; Superintendent Director from September 1991 to March 1999.

Main activity of the company: Chain of apparel department stores.

Renner Administradora de Cartões de Crédito Ltda.: Officer since September 2005.

Main activity of the company: Credit card operator, exclusively for customers of Lojas Renner S.A.

Dromegon Participações Ltda.: Officer since September 2005.

Main activity of the company: Holding company of non-financial institutions.

LR Investimentos Ltda.: Officer since August 2008.

Main activity of the company: Holding company of non-financial institutions.

Realize Participações S.A.: Officer since December 2015.

Main activity of the company: Other special partnerships, except for holding companies.

Realize Crédito, Financiamento e Investimento S.A.: Chief Executive Officer from December 2016 to August 2017.

Main activity of the company: Credit, financing and financial investment services.

Instituto Lojas Renner: Member of the Governing Council since June 2008.

Main activity of the company: Association activities.

Rumos Consultoria Empresarial Ltda.: Officer since March 1987.

Main activity of the company: Advisory in business management, except for specific technical advisory services.

SLC Agrícola S.A.: Member of the Board of Directors from April 2007 to May 2016.

Main activity of the company: Agriculture supporting activities.

Localiza Rent a Car S.A.: Member of the Board of Directors since October 2010.

Main activity of the company: Car rental and fleet management.

Brazilian Retail Development Institute (IDV – Instituto para Desenvolvimento do Varejo): Member of the Board of Directors since July 2004.

Main activity of the company: Other professional association activities.

Retail Managers Chamber (CDL – Câmara de Dirigentes Lojistas) - Porto Alegre: Vice Chairman since June 2004.

Main activity of the company: Activities pertinent to employer and business associations.

Academic background: Bachelor’s degree in Business Administration from the São Paulo School of Business Administration - Fundação Getúlio Vargas in 1974.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

The independent director is characterized by not having a business nor any other relationship with the Company, a company under the same control, the controlling stockholder or with a member of the management body that may (i) give rise to a conflict of interest; or (ii) impair his/her capacity and exemption in analysis and appreciation.

Eduardo Queiroz Tracanella - 272.985.178-05

Itaú Unibanco Holding S.A.: Member of the Disclosure and Trading Committee since July 2019.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Officer since March 2018; Institutional Marketing Superintendent from June 2010 to February 2018, responsible for leading projects related tobranding, institutional marketing, endomarketing, media, advertising, digital content and social media; Marketing Superintendent for Personnalité from July 2009 to June 2010, responsible for leading projects related to the whole marketing of Itaú Personnalité and the high income segment of the bank (including all related products). He has leaded projects for the whole marketing mix: planning, strategy, sales force, positioning, value proposal, communication, electronic channels, events, sponsorships and partnerships; Retail Marketing Superintendent from December 2007 to July 2009, responsible for leading projects related to the whole retail marketing of the bank (including all products and segments). He has leaded projects for the whole marketing mix of the bank: planning, strategy, sales force, positioning, value proposal, communication, electronic channels, events, sponsorships and partnerships; Advertising and Promotions Manager from May 2005 to December 2007, responsible for managing projects related to the institutional positioning, products and segments, and to developing their related advertising campaigns and promotional actions of the bank; Electronic Channel Marketing Manager from December 2003 to May 2005, responsible for managing projects related to the development of interfaces, communication and marketing of the bank’s electronic channels (internet, ATMs and mobile). He has leaded the refreshing of the ATM and mobile screens and the development of several websites of the bank in a process that involved the analysis of competition, benchmarks, wireframe development, determining and monitoring KPIs, project management for the technology and business, design and communication departments.

Academic Background: Bachelor's degree in Social Communication with major in Advertising and Marketing from the Superior School of Advertising and Marketing – ESPM, in São Paulo (1997); Business Management from Fundação Dom Cabral, in Nova Lima (2015).

Description of any of the following events that may have taken place over the past five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Marco Ambrogio Crespi Bonomi - 700.536.698-00

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2017 (independent member); General Director from July 2015 to April 2017; Member of the Nomination and Corporate Governance Committee since May 2017; Member of the Personnel Committee from May 2017 to April 2018; Member of the Capital and Risk Management Committee since April 2018.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: General Director from April 2015 to April 2017; Director Vice President from April 2007 to March 2015; Executive Officer from April 2004 to April 2007;

Senior Managing Officer from October 2000 to April 2004; Managing Officer from August 1998 to October 2000.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Unibanco – União de Bancos Brasileiros S.A.: Executive Officer from November 2008 to June 2014.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Brazilian Association of Credit, Financing and Investment Institutions (ACREFI – Associação Nacional das Instituições de Crédito, Financiamentos e Investimento): Vice President from April 2004 to April 2011.

Academic background: Bachelor’s degree in Economics from Fundação Armando Álvares Penteado (FAAP) - São Paulo in 1978, Financial Executive Advanced Course from Fundação Getúlio Vargas (FGV) in 1982 and Capital Markets course at New York University in 1984.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Milton Maluhy Filho - 252.026.488-80

Itaú Unibanco Holding S.A.: Diretor Vice- President since January 2019; Member of the Disclosure and Trading Committee since January 2019. Currently Chief Financial Officer (CFO) and Chief Risk Officer (CRO) of the Conglomerate

Main activity of the company: Holding company.

Itaú Corpbanca: CEO from April 2016 to December 2018; Member of the Board of Directors since January 2019.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaú Unibanco S.A.: Diretor Vice-Presidente since February 2019; Executive Officer from August 2013 to March 2016; Officer from April to August 2013; Foreign Trade Analyst from June 1995 to June 1996, and Foreign Trade Desk Manager from January 2002 to March 2003.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Banco Itaú BBA S.A.: Executive Officer from March 2010 to April 2012 as responsible for the Products and Clients Desks area. Officer from July 2007 and responsible for the Campinas branch to March 2009; also responsible for the Financial Institutions and Funding area from April 2009 to February 2010. Mr. Maluhy Filho joined Itaú BBA in March 2003, and held the positions of Foreign Trade Senior Officer and Financial Institutions Senior Officer. From December 2004 to July 2007, he was responsible for the relationship and trading of operations with Financial Institutions.

Main activity of the company: Multiple-service banking, with investment portfolio.

Redecard S.A.: CEO from October 2012 to March 2016.

Main activity of the company: Credit card management.

Education: Bachelor’s degree in Business Administration from Fundação Armando Álvares Penteado (FAAP).

Description of any of the following events that may have taken place over the last five years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

Ricardo Villela Marino - 252.398.288-90

Itaú Unibanco Holding S.A.: Member of the Board of Directors since June 2008 (executive director); Chairman of the LatAm Strategic Council since April 2018; Member of the Personnel Committee from August 2009 to April 2015; Member of the Capital and Risk Management Committee from June 2008 to April 2009; and Member of the Strategy Committee since June 2010.

Main activity of the company: Holding company.

Itaú Unibanco S.A.: Director Vice President from August 2010 to April 2018; Executive Officer from September 2006 to August 2010; Senior Managing Officer from August 2005 to September 2006; Managing Officer from December 2004 to August 2005.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Itaúsa – Investimentos Itaú S.A.: Alternate Member of the Board of Directors since April 2011 and Member of the Investment Policies Committee from August 2008 to April 2011.

Main activity of the company: Holding company.

Itaú Corpbanca (Chile): Vice Chairman of the Board of Directors since April 2016.

Main activity of the company: Multiple-service banking, with commercial portfolio.

Duratex S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Manufacturing, sale, import, and export of wood by-products, bathroom fittings, and ceramics and plastic materials.

Elekeiroz S.A.: Alternate Member of the Board of Directors from April 2009 to June 2018.

Main activity of the company: Manufacturing of intermediate products for plasticizers, resins and fibers.

Itautec S.A.: Alternate Member of the Board of Directors since April 2009.

Main activity of the company: Ownership interest in other companies in Brazil and abroad, particularly in those that operate in the manufacturing and sale of banking and commercial automation equipment, and provision of services.

Academic background: Bachelor’s degree in Mechanical Engineering from the Engineering School of Universidade de São Paulo (USP) in 1996; Master’s degree in Business Administration from MIT Sloan School of Management, Cambridge, USA, in 2000.

Description of any of the following events that may have taken place over the past 5 years: i. any criminal conviction; ii. any conviction in an administrative proceeding of CVM and the punishments applied; iii. any conviction ruled final and unappealable at the legal or administrative levels that have suspended or disqualified him/her for the performance of any professional or commercial activity: NO.

12.12 – Other Relevant Information – Addition Information of items 12.5/6 and 12.7/8

A - Total Number of Meetings Held by Body:

Body

Meetings

Board of Directors (1)

6

Fiscal Council (1)

2

Audit Committee (2)

34

Disclosure and Trading Committee (3)

4

Strategy Committee (2)

4

Capital and Risk Management Committee (2)

7

Nomination and Corporate Governance Committee (2)

3

Related Parties Committee (2)

9

Personnel Committee (2)

3

Compensation Committee (2)

3

Social Responsibility Committee (4)

0

(1) from October 24, 2018 to February 22, 2019

(2) from June 25, 2018 to Februaryy 22, 2019

(3) from April 19, 2018 to January 21, 2019

(4) Social Responsibility Committee, formed on January 31, 2019

B – Consecutive Terms of Office:

For the number of consecutive terms of office: 1) of the members of the Board of Directors, Fiscal Council, Audit Committee, other committees and Executive Board, the following criteria were adopted: (a) counting as from Itaú Unibanco merger on November 3, 2008; (b) inclusion of terms of office with periods shorter than one year in case a member joins the body after the beginning of a term of office; and (c) inclusion of current terms of office; 2) For Directors Eduardo Azevedo do Valle and José Caruso Cruz Henriques, the terms of offices of the alternate member of the Fiscal Council were considered.

For the number of consecutive terms of office of the members of the Disclosure and Trading Committee, the following criteria were adopted: (a) counting as from Itaú Unibanco Merger on November 3, 2008; (b) inclusion of current terms of office.

C - Meeting Attendance Percentage:

For calculation of the meeting attendance percentage: a) of the members of the Board of Directors and Fiscal Council, the meetings heldfrom the moment members took office on October 24, 2018 until February 22, 2019 were considered; for the members of the Audit Committee and other committees, meetings which have taken place from the moment the members took office on June 25, 2018 until February 22, 2019, that is, the numbers included in the table above; b) there is no calculation of the meeting attendance percentage for members of the Executive Board, and the percentage is zero because the field to be filled in the Empresas-Net system is disabled.

For calculation of the meeting attendance percentage of members of the Disclosure and Trading Committed, the meetings held in the period from April 19, 2018 to January 21, 2019 were considered.

D - Independence Criterion for Members of the Audit Committee:

All members of the Audit Committee are deemed independent, in conformity with applicable regulation and under the terms and conditions of the Audit Committee Regulation, and may not be, or may not have been, in the past twelve months, (i) an officer of Itaú Unibanco or its affiliates; (ii) an employee of Itaú Unibanco or its affiliates; (iii) responsible technician, officer, manager, supervisor or any other member of staff, with a managerial function, of the team involved in external audit work for Itaú Unibanco or its affiliates; (iv) a member of the Fiscal Council of Itaú Unibanco or its affiliates; (v) a controller of Itaú Unibanco or its affiliates or (vi) a natural person, holder of a direct or indirect interest of more than ten percent of the voting stock of Itaú Unibanco or its affiliates.

E – Type of Audit Committee

It is clarified that, pursuant to article 22, paragraph 2 from the Law nº 6,385/76, the Audit Committee adheres to the Resolution 3,198/04 of the National Monetary Council, which explains the reason why it is not compliant with the CVM Instruction 308/99.

F – Additional Information

At the Meeting of the Board of Directors of January 31, 2019, the creation of the Social Responsibility Committee was approved, whose scope is to define strategies to strengthen the Company’s corporate social responsibility and monitor the performance of social institutions related to the Company and the initiatives carried out directly by the Company. The Social Responsibility Committee will report to the Company’s Board of Directors, and it will be composed of at least three (3) and at most ten (10) members elected annually by the Board of Directors. On December 31, 2019, the Officer Tom Gouvea Gerth resigned from his position as Officer of the Company. Below we present the hierarchy flowchart of said Bodies:

C:\Users\naaralo.DM010CTO\AppData\Local\Microsoft\Windows\Temporary Internet Files\Content.Word\Organograma Estrutura da Administracao(ing) (002).jpg

G - Politically Exposed Persons

We have no politically exposed persons in the committees, Board of Directors, Executive Board and Fiscal Council in 2017.

12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.9

12.9. The existence of marital relationship, stable union or kinship extended to relatives up to second degree:

a) Issuer’s management members:

• Alfredo Egydio Setubal (member of the Board of Directors) is brother of Roberto Egydio Setubal (Co-chairman of the Board of Directors).

• João Moreira Salles (member of the Board of Directors) is son of Pedro Moreira Salles (Co-chairman of the Board of Directors).

• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors) is cousin of Ricardo Villela Marino (member of the Board of Directors).

b) (i) Issuer’s management members and (II) management members of the Issuer’s direct or indirect subsidiaries:

Not applicable.

c) (i) Management members of the Issuer or its direct or indirect subsidiaries and (ii) Issuer’s direct or indirect parent companies:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles and Walther Moreira Salles Júnior, is in the Issuer’s controlling group;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings José Luiz Egydio Setubal, Maria Alice Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto, and Ricardo Egydio Setubal, are in the Issuer’s controlling group;

• Ricardo Villela Marino (member of the Board of Directors), together with mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, are in the Issuer’s controlling group;

• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in Issuer’s controlling group.

d) (i) Issuer’s management members and (ii) management members of the Issuer’s direct or indirect subsidiaries:

• Pedro Moreira Salles (Co-chairman of the Board of Directors), together with siblings Fernando Roberto Moreira Salles, João Moreira Salles, and Walther Moreira Salles Júnior, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Cia. E. Johnston de Participações;

• João Moreira Salles (member of the Board of Directors), together with father Pedro Moreira Salles (Co-chairman of the Board of Directors), is in the management of parent company IUPAR – Itaú Unibanco Participações S.A.;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., and Companhia Esa;

• Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (member of the Board of Directors), together with siblings Paulo Setubal Neto and Ricardo Egydio Setubal, is in the management of parent company Itaúsa – Investimentos Itaú S.A.;

• Ricardo Villela Marino (member of the Board of Directors), together with brother Rodolfo Villela Marino, is in the management of parent companies IUPAR – Itaú Unibanco Participações S.A., Itaúsa – Investimentos Itaú S.A., and Companhia Esa.;

• Ana Lúcia de Mattos Barretto Villela (member of the Board of Directors), together with brother Alfredo Egydio Arruda Villela Filho, is in the management of parent company Itaúsa – Investimentos Itaú S.A.

12.12 – OTHER RELEVANT INFORMATION – ADDITIONAL INFORMATION OF ITEM 12.10

12.10. Inform on the subordination, services provision or control relationships maintained for the last three years between management members and the issuer:

a) Issuer’s direct or indirect subsidiaries, except for those in which the Issuer holds, directly or indirectly, the total capital stock:

Management member Ricardo Villela Marino holds a management position in subsidiary.

b) Issuer’s direct or indirect parent group:

Management members Alfredo Egydio Setubal, Ana Lúcia de MattosBarrettoVillela, Pedro Moreira Salles, Ricardo Villela Marino, and Roberto Egydio Setubal are parties to the controlling group of Itaú Unibanco.

c) If relevant, supplier, client, debtor or creditor of the Issuer, its subsidiaries or parent companies or subsidiaries of any of these people:

Not applicable.

12.12. OTHER RELEVANT INFORMATION OF ITEM 12.12

a) Regarding meetings held in the last three (3) years, we inform as follows:

Year

Type of meeting

Date/Time

Quorum

2019

Annual

04.24.2019 – 11:00 am

Over 90% of common shares and 29.08% of preferred shares

2018

Annual and Extraordinary

04.25.2018 – 11:00 am

Over 90% of common shares and 28.28% of preferred shares

2018

Extraordinary

07.27.2018 – 3:00 pm

Over 90% of common shares

2017

Annual and Extraordinary

04.19.2017 – 3:00 pm

Over 90% of common shares and 22% of preferred shares

2016

Annual and Extraordinary

04.27.2016 – 3:00 pm

Over 90% of common shares and 20% of preferred shares

2016

Annual

09.14.2016 – 3:00 pm

Over 90% of common shares

b) Audit Committee:

The Audit Committee has autonomy to establish and contract training activities.

In 2016, the Audit Committee started to define the need for training identified as significant for its performance twice a year. Once it identifies an area in need of training, it contracts training to meet a specific need for the area or its members

Another training component of the Audit Committee for topics under its responsibility it understands as significant is making benchmark, including abroad, with other organizations or with the best practices identified by consultants.

In 2016, the Committee provided specific training on regulatory themes - Volcker Rule Legislation and new regulations issued by CVM for financial statements of investment funds.

Over 2017, training sessions were provided on standard IFRS 9 – Financial Instruments and on antimoney laundering and terrorism financing international standards. Additionally, all members took part in a discussion on the “performance of criminal courts and effects on the market”, which counted on the presence of the President of the Financial Activities Control Council (COAF), among others.

Over 2018, training sessions were provided to members of the Audit Committee on cloud computing and the implementation status of the BIS III standards in Brazil. The Committee also made benchmark on risk management in digital environments together with U.S. financial entities, tech companies and consultancy companies and on how the Audit Committee, internal audit and second line of defense areas operate, as well as with Spanish financial companies with international operations.

In 2016, 2017, and 2018, some of the Committee’s individual members also took part in training activities on accounting, financial, capital markets, IT and corporate governance topics.

c) Relationship among the Audit Committee, the Executive Board, and the Co-chairmen of the Board of Directors

Based on the responsibilities established in its Regulations and on the assessment of the main risks of Itaú Unibanco’s Conglomerate, the Audit Committee establishes annually its meeting schedule, including with the Executive Board. This annual planning is often revised by the Audit Committee, which may change its meeting planning at any time.

Over 2016, 2017, and 2018, the Audit Committee held meetings at least on a monthly basis with the executives in charge of the Internal Audit and Internal Controls, Compliance and Operating Risk departments, regarding the monitoring of outcomes of the work carried out by these departments, as well as the monitoring of operations of Itaú CorpBanca in Chile and its branches.

Also in 2016, 2017, and 2018, the Audit Committee held meetings with the following areas: Finance, Corporate Security, Retail Banking, Wholesale Banking, Technology and Operations, Credit Risk, Market and Liquidity Risk, Legal, External Ombudsman's Office, and Internal Ombudsman’s Office, and with those responsible for a number of business of Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco’s units in Latin America and in the Northern hemisphere (the U.S. and the Caribbean, Europe, Asia and Middle East).

At least quarterly, the Audit Committee holds a joint meeting with the Co-chairmen of the Board of Directors and with the CEO of Itaú Unibanco Holding S.A., in which the Audit Committee submits its findings and recommendations and monitors the progress of previously submitted recommendations.

Relationship among the Audit Committee, the Board of Directors and the Fiscal Council

The Audit Committee reports to the Board of Directors of Itaú Unibanco Holding S.A. On a monthly basis, the Chairman of the Audit Committee submits to the Board of Directors a summary of the most significant topics discussed at the monthly meetings. On a semi-annual basis, it submits the recommendations of the Audit Committee on the financial statements, and annually it submits the outcome of the evaluation of the external auditor, internal auditor and the internal controls and operating risk department.

The Audit Committee also reports to the Board of Directors the correspondence received from regulatory authorities in Brazil that requires analysis by the Board of Directors.

The Audit Committee holds a joint meeting with the Co-Chairmen of the Board of Directors of Itaú Unibanco Holding SA and the Chief Executive Officer of Itaú Unibanco Holding SA at a minimum quarterly frequency, in which the Audit Committee presents its observations, recommendations and examines the evolution of previously presented recommendations.

Relationship between the Board of Directors and the Fiscal Council

The Fiscal Council takes part in all meetings of the Board of Directors in which the annual financial statements of the Issuer are examined (therefore, once a year).

Relationship between the Fiscal Council and the Executive Board

The Fiscal Council meets the Executive Board of Itaú Unibanco Holding S.A. when the financial statements of the Issuer are presented (therefore, four times a year).

Relationship between the Board of Directors and the Investor Relations Officer

The main relationship channel between the Board of Directors and the Investor Relations Officer is through the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market on a timely basis. The way the Disclosure and Trading Committee is composed reinforces the relationship with the Board of Directors, since it is composed of members of the Board of Directors, the Executive Committee, and the Executive Board.

Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or to the Statutory Committees that support the Board of Directors, such as:

• Management Report, Form 20-F, Reference Form, and Integrated Report;

• Changing and creating new policies;

• Opinions on the performance of Itaú Unibanco’s securities and the best practices from market agents, including investors, credit rating agencies, and ESG1, corporate governance, analysts, and trade associations;

• Share bonus and share splits;

• Analyzing the trading of the parties adhering to the Trading Policy.

The Itaú Unibanco’s Investor Relations Officer also prepares, to the Board of Directors, materials comparing the financial performance of Itaú Unibanco with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its subsidiaries.

1Environmental, Social and Corporate Governance

d) In 2018, we developed the following training activities:

Training

Audience

Frequency

Adherence

Proposal for 2019

Ethics e-learning

course

Up to executive officers

Biennial

92%

Continues with the biennial cycle

Anti-corruption elearning course

Up to executive officers

Biennial

90%

Continues with the biennial cycle

Anti-corruption inperson course

Up to superintendents of the departments most sensitive to corruption risk

Biennial

99%

Continues in 2019 (with new biennial training cycle)

Ethics in workplace workshop

Managers and coordinators

Specific dates

99%

Continues in 2019 for new managers and coordinators

Executive Business Ethics seminars

Superintendents and officers

Specific dates

100%

Not applicable

Adherence to the Code of Ethics (#)

(#) replaced in 2016 by a statement unifying the Code of Ethics and corporate integrity policies

Up to Board of Directors

Annual

98%

Unified statement comprising Codes of Conduct and corporate integrity policies

Risk Culture Program

Managerial level (with or without management)

Specific dates

93%

Continues in 2019 with 6 groups expected

Risk Culture Program

Coordination level up to trainee

Annual

55% up to February 2019

Continues in 2019 until we reach 100% of audience

Money Laundering Prevention and Counter Terrorist Financing e-learning course

Up to executive officers

Biennial

97% up to September 2019

Continues with the biennial cycle

In-person illicit acts prevention lecture (AML and corruption prevention)

Board of Directors

Biennial

100%

New lecture on the topic

e) In 2018, the Internal Ombudsman’s Office received 1,871 reports related to inter-personal conflicts and conflicts of interest in the workplace involving the organization’s employees.

In order to guide and discipline any employees who show conducts contrary to the principles of the Company’s Code of Ethics and standards, and to minimize any related risks, the Company implemented guiding/disciplinary measures to those involved in the reports investigated and deemed as legitimate. Additionally, a number of monitoring actions and action and development plans were recommended to the reported employees.

f) Supporting documentation for the meetings of the Board of Directors:

The members of the Board of Directors receive, whenever possible at least five (5) days before the meeting, supporting documents for the topics that will be discussed, so that each Director may be properly aware of these topics and prepare for a productive cooperation in these debates.

g) Information related to the evaluation process of the Board of Directors, Committees and Executive Board is described in item 12.1.c